
05007196

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Hong Kong Electric Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 25 2005 E
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4086

FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

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OICF/BY: dlw

DAT : 4/15/05

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

Annual Report 2004

deas. always.



Hongkong Electric Holdings Limited (HEH) is the holding company of The Hongkong Electric Company, Limited (HEC), Hongkong Electric International Limited (HEI) and Associated Technical Services Limited (ATS).

HEC is the main operating company of HEH. Founded in 1889, HEC is responsible for the generation, transmission and distribution of power to Hong Kong Island and Lamma Island.

HEI was established in 1997 as the international investment arm of HEH. It is a joint partner in several power-related businesses in Australia and the United Kingdom with Cheung Kong Infrastructure Holdings Limited.

ATS is a wholly-owned subsidiary of HEH. It was established in 1975 as an engineering consultancy firm serving the electricity supply industry.

HEH is listed on The Stock Exchange of Hong Kong and is one of the 33 constituent shares of the Hang Seng Index in Hong Kong.

Contents

On Lamma Island, a new 800 kW wind turbine will generate 1GWh of electricity a year. The German-built equipment incorporates comprehensive safety features and has a fail-safe shutdown system during typhoons.

Investigating this particular form of renewable energy is all part of being at the forefront of energy-producing technology and will provide invaluable information to assist our overseas investment initiatives.

In addition, an education corner will be set up on site to promote public understanding of wind power and other forms of renewable energy.



HK$ million	**2004**	2003	2002	2001	2000
Turnover	**11,407**	11,250	11,605	10,867	10,643
Profit attributable to shareholders	**6,280**	6,057	6,624	6,156	5,185
Dividends	**3,778**	3,650	3,650	3,479	3,233
Fixed assets	**45,276**	45,024	45,202	43,955	41,592
Shareholders' funds	**37,856**	35,311	32,480	29,290	26,408
HK$					
Earnings per share	**2.94**	2.84	3.10	2.88	2.45
Dividends per share	**1.77**	1.71	1.71	1.63	1.515


Profit Attributable to Shareholders (HK$ million)
7,500
7,000
6,500
6,000
5,500
5,000
4,500
4,000
5,185
6,156
6,624
6,057
6,280
00
01
02
03
04


Dividends Per Share (HK$)
1.80
1.75
1.70
1.65
1.60
1.55
1.50
1.45
1.515
1.63
1.71
1.71
1.77
00
01
02
03
04


Turnover (HK$ million)
12,000
11,500
11,000
10,500
10,000
9,500
9,000
10,643
10,867
11,605
11,250
11,407
00
01
02
03
04


Fixed Assets (HK$ million)
50,000
45,000
40,000
35,000
30,000
25,000
41,592
43,955
45,202
45,024
45,276
00
01
02
03
04



ENERGISING Hong Kong for a brighter future

MAINTAINING reliable power night and day

AIMING for even higher service standards

ENCOURAGING our talented people to excel

FULFILLING our responsibilities to the community

BROADENING our view of the world

2004 was a year of challenges for our business in Hong Kong and opportunities overseas. The local economy recovered favourably from the devastating effects of the outbreak of Severe Acute Respiratory Syndrome in 2003, and benefited from supportive measures such as improved arrangements leading to the increase in Mainland visitors. The Company recorded a new system maximum demand of 2,588 MW, an increase of 6.1% over 2003, and attained the exceptional reliability of supply rating of 99.999%, a mark now achieved continuously since 1997. However, during the year we faced major cost increases beyond our control: the price of coal soared more than two and a half times over 2003 levels; freight charges tripled; and there was a substantial increase in Government rates. In addition, electricity consumption did not match the increase in maximum demand and was lower than expected, mainly due to unusually cool weather during the second half of the year. These factors, together with the tariff freeze announced for 2004, resulted in our local business earning less than the permitted return specified in the Scheme of Control Agreement. Overseas, our operations in Australia continued to perform strongly, and we extended our international investment portfolio to the United Kingdom by acquiring a 19.9% stake in North of England Gas Distribution Network.

Results

The Group's audited consolidated net profit after tax for the year ended 31st December 2004 was HK$6,280 million (2003:HK$6,057 million), an increase of 3.7%. This result included profits from the Group's overseas activities of HK$759 million (2003:HK$437 million).

Final Dividend

The Directors will recommend a final dividend of HK$1.19 per share. This, together with the interim dividend of 58 cents per share, will give a total dividend of HK$1.77 per share for the year (2003:HK$1.71).

Hong Kong Operations

In 2004, unforeseen increases in operating costs fuelled by volatile coal and freight markets had a significant impact on our business. At one point in the summer, coal prices, including freight charges, rose to approximately US$72 per tonne from approximately US$29 per tonne at the same time in 2003. Although the Company was insulated from the full effect of these increases by virtue of several prudent longer term supply contracts secured at favourable prices, a two-cent per unit reduction in the Fuel Clause rebate went into effect 1st April 2004 to recover the increase in fuel costs for the year. This was a pass through of actual cost increases incurred in accordance with the Scheme of Control Agreement.

The stronger local economy, coupled with hot and humid weather towards the end of June, resulted in a new system maximum demand of 2,588 MW, an increase of 6.1% over the maximum demand of 2,440 MW in 2003. However, this increase in maximum demand was not matched by electricity consumption due to cooler weather experienced in July and August. Total unit sales of electricity for 2004 were only 1.7% above 2003, and this, together with a substantial increase in Government rates, were the significant factors resulting in earnings below the permitted level specified in the Scheme of Control Agreement.

The spike recorded in the maximum demand is a timely reminder of the importance of making long term investments in our electricity infrastructure well in advance of demand growth, and is further evidence that the target commissioning in 2006 of the new L9 unit at Lamma Power Station is necessary.

Satisfactory progress continues to be made on this project. The piling work for the first 300 MW power unit was completed and superstructure works commenced in March 2004. Work on the Main Station Building and the 275kV Switching Station is on schedule and the manufacture of the power block equipment is in progress.

As natural gas will be the fuel for our future power units, a long term contract for the supply of natural gas to Lamma was signed in Beijing in April 2004. The first delivery of gas from the Guangdong LNG Terminal, which is presently under construction in Shenzhen, is targeted for mid-2006. The contract for the supply and installation of a 93 km submarine gas pipeline from Shenzhen to Lamma was awarded in May 2004. Pipe laying work will commence in early 2005. In addition, the contract for the supply and installation of the gas receiving station was awarded in December 2004.

The Company's long tradition of environmental responsibility was recognised by the Pacific Basin Economic Council (PBEC) in June when the Company received a PBEC Environmental Award, the first time that an electricity utility in the region has been honoured. The Award commends our unique approach to eco-efficiency and sustainable development including the installation of Flue Gas Desulphurisation and the use of low Nitrogen Oxides (NOx) burners which can respectively remove over 90% of sulphur dioxide and reduce by two-third the concentration of NOx in the flue gas.

As a result of the Company's efforts to explore the use of renewable energy in Hong Kong, our land application for a wind turbine site on Lamma Island was approved in November 2004. The contract for the supply of an 800 kW wind turbine was awarded in December 2004 to meet a commissioning target in early 2006. The Lamma turbine is a first step and as a pilot project, it will provide us with important practical experience for the future.

The ongoing development and enhancement of our distribution and transmission network continued with a total of 47 new distribution substations being commissioned in 2004, bringing the total number of substations in service to 3,570. These, together with new cabling totaling over 180 km, improved our ability to transport electricity efficiently to our customers' homes and offices.

In 2004, we maintained our record of achieving a supply reliability rating of 99.999%, a mark continuously achieved since 1997 and which surpasses our pledged service standard. All other service standards were achieved or surpassed during the year, while two were upgraded and a new one was added. It was also another record year for the number of commendations we received from our customers, reflecting a high level of customer satisfaction.

Improving the well-being of the community continues to be a prime objective and our Hongkong Electric Volunteers, a group of over 600 employees, donated their time to help ordinary citizens and the Company conducted several programmes to benefit the elderly in particular.

We rolled out the Smart Power Campaign to primary school students in late 2004 following the Campaign's success the year before. A series of educational activities were specially designed for young children to teach them the importance of electricity and to help them develop the good habits of using electricity smartly. Thousands of secondary school students participated in the Campaign in 2004, and 38 schools also benefited from energy audits provided by professional HEC staff.

Overseas Business

Our operations in Australia continue to perform well. Strong financial performance was achieved through a combination of customer growth, increased consumption, growth in non-electricity revenue and productivity improvements within and across the businesses. The reliability performance of the distribution networks was excellent, with Powercor and CitiPower achieving their best result ever.

In addition, under Australia's new tax consolidation rules, Powercor benefited from a one-off reduction in its deferred tax liability, further enhancing its financial results for 2004.

In Thailand, the shareholding arrangements in the consortium formed to develop a 1,400 MW gas-fired power plant were finalised in February 2004.

The Group is the largest foreign shareholder of the Ratchaburi Power Company with a 25% interest in the project. Financing is progressing and the project is on schedule for commissioning in 2008.

In December 2004, we entered into an agreement with Cheung Kong Infrastructure Holdings Ltd. (CKI) to acquire a 19.9% stake in the North of England Gas Distribution Network. This serves to extend our successful partnership with CKI to the United Kingdom. Our substantial expertise in managing and operating distribution networks under a regulated environment in the electricity industry should help us to succeed in the gas distribution business. We are also confident that we can use this acquisition as a platform from which we can make further investments in Europe.

Associated Technical Services Limited, a wholly-owned subsidiary of Hongkong Electric Holdings Limited, secured three new consultancy projects in 2004 in Libya, the Philippines and Thailand.

Outlook

In Hong Kong, a strengthening economy gives us cause for optimism in the medium term. However, the coal and freight markets will continue to be volatile and beyond our control. Nevertheless, we will do our utmost to negotiate and fix the lowest possible coal prices. We also remain steadfast in our commitment to provide our consumers with reliable electricity to satisfy current and future demand at the lowest cost compatible with the terms of the Scheme of Control Agreement with Government.

As regards the longer term, the Government has recently embarked on the first phase of a public consultation process designed to assist in the formulation of a regulatory framework for the period following the end of the current Scheme of Control Agreement in December 2008. We welcome this process and look forward to participating in a rational discussion on the formulation of a framework which will continue to balance appropriately the rights of shareholders to a reasonable return on their long term investments and the assets which they own, with the demands by consumers for certainty of connection and the highest levels of reliability required for a world class financial centre compatible with economic operating expenses and improving the quality of our environment. We trust the consultation process will give due credit to the proven achievements of the existing Scheme of Control arrangement, which in addition to appropriately balancing the interests of consumers and investors, provides Government with a mechanism to monitor capital expenditure, operating costs and tariffs, and at the same time ensuring adequacy and reliability of supply and stringent environmental compliance.

Hong Kong consumers have enjoyed an exceptional level of supply reliability for such a considerable period of time that there is a danger that this is now taken for granted. It should be recognized that any dampening of investors' appetite to continue to make the substantial long term investment that underpins this reliability would have far-reaching consequences which, as experience from other parts of the world has shown, would be very difficult and extremely costly to rectify.

The relatively lower risk and predictable nature of our overseas businesses provide support for sustained profit growth. We will continue to leverage on our existing resources and expertise to explore new business opportunities and concentrate on selected markets which offer stable returns with manageable risks.

Guided by the Company's Vision, Mission and Core Values, our Directors and employees have maintained exceptional supply reliability, improved customer services and increased cost-effectiveness in daily operations. Their commitment to hard work and innovative solutions continues to reap benefits for our customers and investors. For this I thank you all.



George C. Magnus
Chairman
Hong Kong, 10th March 2005

The Board of Directors



George C. Magnus
Chairman



Canning Fok Kin-ning
Deputy Chairman



Tso Kai-sum
Group Managing Director



Andrew J. Hunter
Group Finance Director

George C. Magnus
Chairman

Aged 69. Appointed to the Board in 1985. He is the Deputy Chairman of Cheung Kong (Holdings) Limited ("Cheung Kong"), Executive Director of Hutchison Whampoa Limited ("Hutchison"), Deputy Chairman of Cheung Kong Infrastructure Holdings Limited ("CKI"), and Director of Hyford Limited and Hutchison International Limited, all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). He holds a Master's degree in Economics.

Canning Fok Kin-ning
Deputy Chairman

Aged 53. Appointed to the Board in 1985. He is the Group Managing Director of Hutchison, the Deputy Chairman of CKI and a Director of Cheung Kong, all being substantial shareholders of the Company within the meaning of Part XV of the SFO. In addition, he is the Chairman of Hutchison Telecommunications International Limited, Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Global Communications Holdings Limited and Partner Communications Company Ltd., and the Co-Chairman of Husky Energy Inc.. He also acts as a Director of Hutchison International Limited, a substantial shareholder of the Company within the meaning of Part XV of the SFO. He holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants.

Tso Kai-sum
Group Managing Director

Aged 73. Appointed to the Board in 1985 and became Group Managing Director in 1997. Mr. Tso worked with the Hongkong Electric Group from 1966 to 1981, holding positions of Chief Project Engineer of The Hongkong Electric Company, Limited and Executive Director of Associated Technical Services Limited. He is also an Executive Director of CKI, a substantial shareholder of the Company. He has extensive experience in the power industry and property development. He holds a Bachelor of Science degree in Engineering and is also a Chartered Engineer.

Andrew J. Hunter
Group Finance Director

Aged 46. Appointed to the Board in 1999, prior to which he was Finance Director of the Hutchison Property Group. He holds Master of Arts and Master of Business Administration degrees and is a member of the Institute of Chartered Accountants of Scotland.

Kam Hing-lam

Aged 58. Appointed to the Board in 1993. He is President and CEO of CK Life Sciences Int'l., (Holdings) Inc., the Deputy Managing Director of Cheung Kong, an Executive Director of Hutchison and Group Managing Director of CKI. Mr. Kam acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Hyford Limited, Interman Development Inc., Monitor Equities S.A., Univest Equity S.A., Venniton Development Inc. and Hutchison International Limited. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration. Mr. Kam is an uncle of Mr. Victor Li Tzar-kuoi, an Executive Director of the Company.

Francis Lee Lan-yee
Director & General Manager (Engineering)

Aged 64. Appointed to the Board in 1997. Having served the Group for over 30 years in various capacities, Mr. Lee is presently responsible for all the engineering activities of the Group, including the development and operation of power generation, transmission and distribution systems. He is a Chartered Engineer and a Fellow of the Institute of Mechanical Engineers in Hong Kong and the United Kingdom.

Victor Li Tzar-kuoi

Aged 40. Appointed to the Board in 1994. He is the Managing Director and Deputy Chairman of Cheung Kong, the Chairman of CKI and CK Life Sciences Int'l., (Holdings) Inc., Deputy Chairman of Hutchison, the Co-Chairman of Husky Energy Inc. and a Director of The Hongkong and Shanghai Banking Corporation Limited. Mr. Victor Li serves as a member of the Standing Committee of the 10th National Committee of the Chinese People's Political Consultative Conference. He is also a member of the Commission on Strategic Development and the Economic

Senior Management



Front row (from left to right)
Winnie Song
Wan Chi-tin
Gary Chang Chung-keung
Tso Kai-sum
Lillian Wong Lee-wah

Back row (from left to right)
Francis Cheng Cho-ying
Rupert Mak Poon-wing
Francis Lee Lan-yee
Yuen Sui-see
Cheung Nai-yik
Andrew J. Hunter
Mimi Yeung Yuk-chun



Kam Hing-lam
Executive Director



Fancis Lee Lan-yee
Director & General Manager (Engineering)



Victor Li Tzar-kuoi
Executive Director



Frank John Sixt
Executive Director

and Employment Council of the Hong Kong Special Administrative Region. Mr. Li acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Hyford Limited and Hutchison International Limited. He holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering. Mr. Li is a nephew of Mr. Kam Hing-lam, an Executive Director of the Company.

Frank John Sixt

Aged 53. Appointed to the Board in 1998. He is Group Finance Director of Hutchison, the Chairman of TOM Group Limited and TOM Online Inc. and an Executive Director of CKI and Hutchison Global Communications Holdings Limited. He is also a Director of Cheung Kong, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Husky Energy Inc.. Mr. Sixt acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited, Li Ka-Shing Unity Trustee Corporation Limited, Hutchison International Limited and Hutchison Infrastructure Holdings Limited. Mr. Sixt holds a Master's degree in Arts and a Bachelor's degree in Civil Law, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

Ronald Joseph Arculli

Aged 66. Appointed to the Board in 1997. He is a practising solicitor. Mr. Arculli has served on the Legislative Council from 1988 to 2000. He has a distinguished record of public service on numerous government committees and advisory bodies. He holds a number of directorships in listed companies in Hong Kong.

Susan M.F. Chow

Aged 51. Appointed to the Board in 1996. She is the Deputy Group Managing Director of Hutchison and an Executive Director of CKI, Hutchison Harbour Ring Limited and Hutchison Global Communications Holdings Limited. She is also a Director of Hutchison Telecommunications International Limited, Partner Communications Company Ltd. and TOM Group Limited. She acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Hutchison, CKI, Interman Development Inc., Monitor Equities S.A., Univest Equity S.A., Venniton Development Inc., Hutchison International Limited and Hutchison Infrastructure Holdings Limited. She is a solicitor of the High Court of the Hong Kong Special Administrative Region and the Supreme Court of England and Wales. She holds a Bachelor's degree in Business Administration.

Ewan Yee Lup-yuen

Aged 66. Joined the Group in 1967 and appointed to the Board in 1982. He was Managing Director from 1987 to 1996. He is a Fellow of the Institute of Electrical Engineers in the United Kingdom and a Chartered Engineer.

Holger Kluge*

Aged 63. Appointed to the Board in 1999. He was formerly President of Personal and Commercial Bank, CIBC, one of the largest financial services institutions in North America. He is an Independent Non-executive Director of Hutchison, a substantial shareholder of the Company within the meaning of Part XV of the SFO. He is also a Director of Loring Ward International Inc., Husky Energy Inc., Hutchison Telecommunications (Australia) Limited and TOM Group Limited. He holds a Bachelor of Commerce degree and a Master's degree in Business Administration.

Ralph Raymond Shea*

Aged 71. Appointed to the Board in 1985. He is a solicitor of the Supreme Court of England and of Hong Kong.

Wong Chung-hin*

Aged 71. Appointed to the Board in 1985. He is a Director of Hutchison and The Bank of East Asia, Limited.

* *Independent Non-executive Director*

Gary Chang Chung-keung

Aged 58, General Manager (Management Services), has been with the Group since August 1970. Mr. Chang holds a Bachelor's degree in Electrical Engineering and is a Fellow of the Hong Kong Institution of Engineers.

Francis Cheng Cho-ying

Aged 48, Chief Engineer (Generation), has been with the Group since August 1979. Mr. Cheng has worked in the Technical Services, Operations and Maintenance Departments of the Generation Division before his promotion to the present position. He holds a Bachelor's degree in Chemistry and is a Fellow of the Royal Society of Chemistry in the United Kingdom.

Cheung Nai-yik

Aged 61, Chief Engineer (Projects), has been with the Group since November 1978. Mr. Cheung is a Chartered Engineer and holds a Master's degree in Business Administration.

Rupert Mak Poon-wing

Aged 57, Director and General Manager of Hongkong Electric International, has been with the Group since June 1997. Mr. Mak holds a Ph.D and a Bachelor of Science degree in Mechanical Engineering and is a Chartered Engineer.

Winnie Song

Aged 50, General Manager (Human Resources), has been with the Group since January 2002. Ms. Song has over 24 years of experience in human resources management. She holds a Bachelor's degree in Human Resources Management and a Master's degree in Business Administration.

Wan Chi-tin

Aged 54, General Manager (Corporate Development), has been with the Group since May 1978. Mr. Wan holds a Bachelor of Science degree in Electrical Engineering and is also a Chartered Engineer. He is a Fellow of the Institute of Electrical Engineers in the United Kingdom and a Fellow of the Hong Kong Institution of Engineers.

Lillian Wong Lee-wah

Aged 50, Company Secretary, has been with the Group since June 1997. Ms. Wong has over 19 years of experience in company secretarial practice. She is a Fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom and the Hong Kong Institute of Company Secretaries.

Mimi Yeung Yuk-chun

Aged 41, General Manager (Public Affairs), has been with the Group since July 2003. Ms. Yeung has over 19 years of experience in journalism and corporate communications. She holds a Bachelor of Arts degree and a Master's degree in Public Administration.

Yuen Sui-see

Aged 54, Chief Engineer (Transmission & Distribution), has been with the Group since May 1986. Mr. Yuen has over 30 years of experience in the transmission and distribution of electricity. He holds a Bachelor of Science degree and a Master of Science degree in Engineering. He is a Chartered Engineer in the United Kingdom, a Registered Professional Engineer in Hong Kong and a Fellow of the Hong Kong Institution of Engineers.

Maintaining high standards of corporate governance in everything we do

Sound corporate governance practices are crucial to the smooth, effective and transparent operation of a company and its ability to attract investment, protect the rights of shareholders and stakeholders, and enhance shareholder value. Hongkong Electric is committed to the highest standards of corporate governance in its day-to-day operations.

In 2004, the Company continued to comply with the Code of Best Practices, as set out in Appendix 14 of the Main Board Listing Rules issued by The Stock Exchange of Hong Kong Limited.

Board of Directors

The Board of Directors, which meets formally at least four times a year, is made up of 14 individuals who have distinguished themselves in their field of expertise, and have exhibited high standards of personal and professional ethics and integrity.

The Executive Committee of the Board, comprising the Chairman, Deputy Chairman, Group Managing Director and the Executive Directors, meets formally at least monthly to review and discuss management reports on the performance of the Company, current plans and long term opportunities, and any other issues of immediate concern.

The Executive Directors are responsible for the day-to-day management of the Company's operations. These Directors conduct regular meetings with the senior management of the Company and its subsidiary and associated companies, at which operational issues and financial performance are evaluated.

The Company views well-developed and timely reporting systems and internal controls as essential, and the Board of Directors plays a key role in the implementation and monitoring of internal financial controls.

Responsibilities of the Board of Directors

In the course of discharging their duties, the Board acts in good faith, with due diligence and care, and in the best interests of the Company and its shareholders. Their responsibilities include:

- Regular board meetings focusing on business strategy, operational issues and financial performance.
- Active participation on the Boards of subsidiary and associated companies.
- Approval of annual budgets for each operating company covering strategy, financial and business performance, key risks and opportunities.
- Monitoring the quality, timeliness, relevance and reliability of internal and external reporting.
- Monitoring and managing potential conflicts of interest of management, board members and shareholders, including misuse of corporate assets and abuse in related party transactions.
- Ensuring processes are in place to maintain the overall integrity of the Company, including the financial statements, relationships with suppliers, customers and other stakeholders, and compliance with all laws and ethics.

To enable the Company's Directors to meet their obligations, an appropriate organisational structure is in place with clearly defined responsibilities and limits of authority.

Board Committees

A number of Board Committees have been established by the Board to help with the discharge of its responsibilities.

Audit Committee

The Company's Audit Committee is composed of three independent Non-executive Directors and a Non-executive Director. It reports directly to the Board of Directors and reviews matters within the scope of audit, such as financial statements and internal controls, to protect the interests of the Company's shareholders.

The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues, and reviews the effectiveness of internal controls and risk evaluation. The written terms of reference which describes the authority and duties of the Audit Committee are regularly reviewed and updated by the Board.

Remuneration Committee

The Company's Remuneration Committee was established on 1st January 2005 and is composed of two independent Non-executive Directors. The Remuneration Committee's responsibilities are to review and consider the Company's policy for remuneration of Directors and senior management, to determine the remuneration packages of Executive Directors and senior management including benefits in kind, pension rights and compensation payments, and to recommend to the Board the remuneration of Non-executive Directors.

Internal Control

The Group places great importance on internal control and risk management. The Board of Directors is responsible for establishing and maintaining adequate internal control over financial reporting for the Company and assessing the overall effectiveness of those internal controls.

The Group encourages a risk aware and control conscious environment throughout the Company. The Board, either directly or through its committees, sets objectives, performance targets and policies for management of key risks facing the Group. These include strategic planning, political and regulatory, acquisitions, investments, expenditure control, treasury, environment, health and safety, and customer service.

Shareholder Communication

The objective of Hongkong Electric's shareholder communication is to provide our shareholders with detailed information about the Company so they can exercise their rights as shareholders in an informed manner.

The Company uses a range of communication tools to ensure its shareholders are kept well informed of key business imperatives. These include the Annual General Meeting, the annual report, various notices, announcements and circulars, and the Company's website: http://www.hec.com.hk.

Always on for Hong Kong

As certain as Christmas comes in December, Hongkong Electric is always there with reliable electric power that brings light to children's eyes and brightens the city's spirits.






Planning, always.
CASTORO 10

Generation

Improving quality, productivity and reliability were key objectives of the Generation Division of Hongkong Electric in 2004. We also continued to reduce costs and exceed international standards for safety and environmental management. We are pleased to report that we met or exceeded our targets during the year.

Hong Kong's position as a world-class city is very much dependent on its ability to generate reliable electricity 24 hours a day. Reliability of the generating units at Lamma Power Station is key to achieving this, and reliability during the critical peak load season was 100%, reflecting a committed and diligent workforce together with the requisite long-term planning.

Securing affordable coal to meet our generation requirements was a significant challenge in 2004 due to volatile coal and freight markets. The average price of coal increased significantly over 2003, although the Company was insulated from the full effect of this increase by virtue of several longer-term supply contracts secured at favourable prices. During 2004, over 4.2 million metric tonnes of coal were consumed. The tight coal and freight markets are anticipated to continue into 2005.

An alternative to coal is natural gas. In April 2004, a long-term contract was entered into for the supply of natural gas to fuel our future power units at Lamma Power Station. The first delivery of gas is targeted for mid-2006. It will be transported to Lamma via a 93 km submarine gas-pipeline from the Guangdong LNG Terminal, which is presently under construction in Shenzhen. The contract for the supply and installation of the pipeline was awarded in May 2004, and pipe-laying work will commence in early 2005. In addition, the contract for the supply and installation of the gas receiving station at Lamma was awarded in December 2004.

Another alternative to coal is wind power. In 2004, we took a first step towards the use of this new source of renewable energy in Hong Kong when the contract for the supply of an 800 kW wind turbine on Lamma Island was awarded. The commissioning target is early 2006.



Employing the latest methods of laying underwater cable, in this case across the East Lamma Channel to Cyberport, is all part of our engineering planning to meet our customers' needs.

Progress on the Lamma Power Station Extension continued smoothly. The piling works was completed and the superstructure works commenced in March 2004, and the construction of the Main Station Building and the 275 kV Switching Station are both on schedule. The commissioning of Unit L9, which is a 300 MW class gas-fired combined-cycle unit, is targeted for mid 2006. This will enhance our current total installed capacity of 3,420 MW and help us to meet increasing demand, as seen during this summer when we recorded a new system maximum demand of 2,588 MW, an increase of 6.1% over 2003. As Unit L9 will run as a base-load unit, this will help to reduce emissions by reducing reliance on the coal plants.

The Generation Division was reorganized in 2004 to reduce employee cost. Headcount in general continued to fall due to natural wastage, while trainees were recruited at all levels to maintain our core competencies.

The Plant Ownership Scheme, which seeks to empower staff by making them responsible for plant performance, was increased by five in 2004 to 23 plant areas. Through the Scheme we are able to further improve reliability of our equipment and reduce operation and maintenance costs.

Significant cost savings were made in 2004 by enhancing the reliability and productivity of our operations through ongoing refurbishment and maintenance projects.

Solutions, always.



Transmission and Distribution

2004 was a very successful year for the Transmission and Distribution Division (T&D). We achieved or surpassed world-class service standards and performance indicators, while enhancing reliability, power quality, productivity, health, safety, and environmental protection. Most importantly, we surpassed our pledged service standard for supply reliability, achieving in excess of 99.999%, a record that has been maintained continuously since 1997.

With the adverse effects of SARS behind us and a recovering economy in 2004, sales for the year increased by 1.7% over 2003. Of the 10,593 Million kWh of electricity sold, commercial sales made up 73.5%, domestic sales represented 22.0% and industrial sales were 4.5%. In terms of productivity, our operating cost per kWh reached its lowest level in ten years.

Enhancing Our World-Class Supply Network

Maintaining a reliable transmission and distribution network is vital to Hong Kong's continuing growth and prosperity. In 2004, we continued to review, improve and refurbish the transmission and distribution system to meet customer demand. Proactive measures have also been taken to guard against the major blackouts that have occurred in other parts of the world. 10 circuits of 132 kV cable were overlaid and commissioned, and we commissioned 47 new 11 kV distribution substations, bringing the total number of distribution substations to 3,570. We also laid 15.5 km of 22 kV cable, 44.5 km of 11 kV cable, and 36.6 km of LV cable for new supply and system reinforcement.

Excellent Power Quality Performance

Ensuring exceptional power quality performance is also a critical aspect of electricity supply. In 2004, we continued to monitor LV voltage dips caused by HV faults and compile statistics to reflect and monitor the power quality performance of the Company in terms of system frequency, supply voltage regulation and voltage dips. We achieved excellent results in 2004.

Loss Prevention and Reliability Review

As pledged in 2003, T&D launched a comprehensive Loss Prevention and Reliability Review in 2004 to improve reliability and operational safety yet further. Sixteen work groups were formed to conduct a review on various parts of the transmission and distribution systems, including checking compliance with the relevant standards, codes and practices. A total of 147 recommendations were made to further improve the system and they are being implemented according to priority.


Productivity 1995-2004
5.5
5.0
4.5
4.0
3.5
3.0
95
96
97
98
99
00
01
02
03
04
Units sold per employee (millions of kWh)


Units Sold 1995-2004 (millions of kWh)
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
95
96
97
98
99
00
01
02
03
04
Commercial
Domestic
Industrial

Supporting, always.

[illegible] young [illegible] learn about energy and
[illegible] conservation. [illegible] we launched "smart"
[illegible] projects [illegible] young consumers in the picture



Customer Service

As a customer-focused and service-oriented company, Hongkong Electric is dedicated to providing high quality services for our customers. During 2004, we continued our mission to serve our customers with courtesy and integrity, and successfully implemented a number of new service initiatives. First and foremost, we achieved or surpassed all of our pledged Customer Service Standards in 2004, while upgrading two and expanding one. Our actual results often exceeded the service standard, as demonstrated by our emergency services - the average arrival time, for example, to an urban area in response to an emergency call was only 19 minutes, far better than our service pledge of "less than 28 minutes"; the average waiting time for telephone calls to our Customer Emergency Services Centre was only 3 seconds, well below our service target of "less than 9 seconds".

From July 2004, we extended the service hours of our Customer Centre and Call Centre to Sundays (except festival Sundays) to provide maximum convenience for our customers.

For the fourth consecutive year, we achieved a record number of unsolicited commendations from customers, with a total of 979 in 2004. This reflected a high level of customer satisfaction.

A Web of Success

Being able to communicate quickly and efficiently with our customers is of great importance to the Company. One vital channel is our corporate website, which continues to be enhanced and upgraded for the benefit of our customers.

In July 2004, a programme to revamp the website commenced to improve the design and enrich the content. In the meantime, we introduced helpful sections to enhance the scope of our web services such as "Moving Guide", "Setting Up Business in Hong Kong" and a "Buying Guide for Domestic Electrical Appliances".

In recognition of our care for the visually impaired, we again received a Web Care Award from the Internet Professionals Association. We won in this very demanding category due to the ease of access to our site and its user-friendly features.





Our customer service people take great pride in the way we achieve or surpass our pledged service standards.


Written Commendation Statistics 1995-2004
1,000
900
800
700
600
500
400
300
200
100
0
95
96
97
98
99
00
01
02
03
04

Initiative, always.

Reducing emissions is an ongoing project. Here the desulphurisation plant "scrubs" sulphur, which reduces emissions and improves the environment.



Training Our People

As a reliable provider of power to Hong Kong, Hongkong Electric relies on the power of its people. Our employees are undoubtedly the brightest lights in our electricity infrastructure. The Company in turn continuously supports our people so they can do their jobs efficiently and safely.

Training is an essential part of both operational efficiency and career development. The Company continues to invest in its people by organising training seminars, workshops and on-the-job training exercises in such areas as quality control, safety and computing skills. In 2004, Generation and T&D dedicated more than 60,900 and 16,600 man-hours respectively in training to improve our talent base.

A Craft Apprentice (Electrical) was selected by the Vocational Training Council as one of the ten outstanding craft apprentices of Hong Kong in 2004. He was awarded a free experience-exchange tour to Shanghai in April 2005. This is the second consecutive year our staff have received such an award.

A "Safety First" Culture

In 2004, the Company posted an excellent safety record. Training, safety promotion and rigorous supervision help to improve safety performance. We also conducted various risk assessments on a regular basis and reviewed all Job Safety Analyses over the last two years.

In preparation for the use of natural gas in the Lamma Extension, a Natural Gas Safety Team was set up in April 2004. Various policies and procedures were drafted and training plans have been prepared.

The Company participated in several safety quizzes and health and safety award competitions. We won the Silver Award in the first-ever Beijing-Hong Kong Safety Quiz 2004; we earned the Plate Champion and 2nd Runner-up honours in the annual Occupational Safety & Health Quiz; and we were also awarded a Gold Award for Safety Promotion and a Silver Award for Safety Technological Achievement in the prestigious 2004 Occupational Safety & Health Award Competition. This is the 6th consecutive year that we have won prestigious awards in this competition.

Staff Activities

From The Community Chest's Walks for Millions, to Oxfam's Trailwalker, to the Asia Tsunami Disaster Appeal, our staff continued to participate in many fund-raising events with the Company's encouragement and support. A number of social and recreational activities filled the calendar, including a variety of inter-hong and inter-departmental sports competitions.

The Company won the Utilities / Transport Trophy for the fifth consecutive year in the 24-hour Hong Kong Grand Prix Round Table Pedal 2004, as well as trophies for the Formula 2000 Division and Most Reliable Kart. Over HK$230,000 was raised for charity, which is a Company record for this event.





Hongkong Electric karters came first in both events - Pedal Kart 2004's Transport & Utilities Division and the 5th Solar Cart Race's Advanced Team Division.

Involved, always.

Our Hongkong Electric volunteers take pride in contributing to the community by helping others in their homes.



Corporate Citizenship

Being a responsible and caring corporate citizen is a role Hongkong Electric embraces with commitment and enthusiasm.

Protecting the Environment

Hongkong Electric is constantly vigilant in upholding its responsibility to protect and preserve the environment of Hong Kong. We have made and continue to make substantial investments to minimise any impact our operations may have on the environment.

In 2004, the Lamma Power Station continued to improve its environmental performance through the implementation of the Lamma Environmental Management System. Some of our achievements included re-using over 130,000 m^3 of wastewater and collected rainwater to reduce the consumption of mains water, and re-using about 36,000 litres of retired oil as a substitute for new lubricating oil.

The Company's long tradition of environmental responsibility was recognised by the Pacific Basin Economic Council (PBEC) in June when the Company received a PBEC Environmental Award, the first time that an electricity utility in the region has been honoured. The Award commends our unique approach to eco-efficiency and sustainable development.

Green Power and a Green Message

One of the most exciting developments in 2004 was receiving the go-ahead for Hong Kong's first commercial-scale wind turbine, which reaffirms the Company's commitment to developing renewable energy. Located on Lamma Island, the 800 kW wind turbine is expected to generate 1 GWh of electricity a year once it is commissioned in early 2006. We will also set up an education corner at the site to promote public understanding of wind power and other forms of renewable energy.

Launched in 2003 to promote energy efficiency among secondary school students, our "Smart Power Campaign" continued to spread its influence in 2004 with a Creativity Award Competition aimed at recognising interesting and educational ideas to improve energy efficiency. More than 1,700 submissions from secondary school students were received. Building on the success of the Campaign in 2004, we plan a new round of Smart Power activities in 2005 targeting primary school students.

Hongkong Electric has been a keen supporter of green activities. We continued to be the title sponsor of the annual "Clean Up the World in Hong Kong Campaign" organised by Green Power. More than 100 staff and their families gathered to clean Aberdeen Country Park.

Caring for the Community

The Company helped to raise or donate millions of dollars to community, environmental and professional bodies in 2004. We received The Community Chest's President's Award for our support of "Corporate and Employee Contribution Programme", "Walks for Millions", "Dress Casual Day" and other activities.

The Hongkong Electric Volunteers, a group of over 600 employees led by a very active Steering Committee, boosted their community service in 2004 through two major programmes to benefit the elderly. One provided monthly electrical inspections for elderly families to check and replace any sub-standard wirings, plugs and sockets. The other programme was jointly organised with the Christian Family Service Centre to promote the use of music therapy to benefit the mental and physical health of the elderly.

Celebrating its 15th year of giving, The Hongkong Electric Centenary Trust once again provided financial assistance to secondary school students and the elderly. In 2004, we awarded 170 scholarships worth HK$340,000 and dispersed over HK$420,000 to organisations providing services to the elderly. We continued to receive the Caring Company Award from the Hong Kong Council of Social Service in recognition of our community involvement.



Our staff always show great care for the environment. More than 100 HEC staff and their families volunteered to clean up the Aberdeen Country Park.







Powercor Australia Limited is the State of Victoria's largest electricity distributor.

International Investments

Hongkong Electric Holdings Limited (HEH) seeks prudent overseas investment opportunities that offer a high degree of earnings predictability at acceptable levels of risk. In order to capitalise on our technical expertise, we focus on the areas of power generation, transmission and distribution.

North of England Gas Distribution Network

In December 2004, HEH entered into an agreement with Cheung Kong Infrastructure Holdings Ltd. (CKI) to acquire a 19.9% stake in the North of England Gas Distribution Network (NEG). Serving a total population of 6.7 million, NEG is one of the eight major gas distribution networks in the United Kingdom. Its network extends south from the Scottish border to South Yorkshire, containing a mixture of large cities (Newcastle, Middlesborough and Leeds) and a significant rural area. It comprises approximately 36,000 km of distribution gas mains, with a total gas demand of 94 TWh.

By acquiring a stake in NEG, we are able to extend our successful partnership with CKI to the United Kingdom. Also we are confident that this acquisition can provide a platform from which we can make further investments in Europe.

ETSA Utilities, Australia

ETSA Utilities is the sole electricity distributor in the State of South Australia, serving over 765,000 customers. It was acquired in January 2000 in equal partnership with CKI.

ETSA achieved excellent financial and operational performance in 2004 with EBITDA of A$444 million. The business exceeded key financial and customer service targets, maintained its outstanding safety performance and continued to improve on key employee commitment measures. Importantly, supply reliability improved over the previous year.

Powercor Australia Limited

Powercor Australia is the State of Victoria's largest electricity distributor, with a network covering around 66% of the State and over 637,000 premises. It is also jointly owned by HEH and CKI, having been acquired in September 2000.

Powercor's financial performance for 2004 was very strong with EBITDA of A$400 million. That represented 10% growth for the second consecutive year. This strong performance was achieved through a combination of strong customer and revenue growth, growth in non-electricity revenue, and the ongoing focus on improving productivity within the business.



ETSA plays its part in making Adelaide sparkle.

Over 17,000 new customer connections were made in 2004 and we recorded our best-ever result in supply reliability, which was 58% better than the regulatory target. Customer satisfaction reached a 6-year high.

CitiPower I Pty Ltd, Australia

CitiPower has been jointly owned by HEH and CKI since 2002. Last year, it continued to be the most reliable distribution network in Australia, delivering electricity to around 280,000 premises across Melbourne's densely populated central business district and inner suburbs.

2004 was another year of strong financial performance for CitiPower, with EBITDA at A$176 million.

In terms of customer service, CitiPower recorded its best-ever result for supply reliability, which was 41% better than the regulatory target.

Ratchaburi Power Company Limited, Thailand

As the largest foreign shareholder, HEH has a 25% interest in the Ratchaburi Power Company, which is contracted to build and operate a 1,400 MW gas-fired power plant in Thailand. Under a Power Purchase Agreement, the Electricity Generating Authority of Thailand is obligated to acquire the entire output of the power station for 25 years.

The shareholding arrangements in the consortium were finalised in February 2004. Financing is progressing and the project is on schedule for commissioning in 2008.

Associated Technical Services Limited (ATS)

Associated Technical Services Limited (ATS) is a wholly-owned subsidiary of HEH specialising in a full range of professional consultancy and engineering services in Hong Kong and overseas. In 2004, we secured three new overseas consultancy projects in Libya, the Philippines and Thailand, and secured six projects in Hong Kong.



The glowing spire above Melbourne's Arts Centre reflects Australia's most reliable distribution network, CitiPower, another Hongkong Electric international investment.

Commentary on variances in the Consolidated Profit and Loss Account and Balance Sheet

Consolidated Profit and Loss Account	2004 HK$M	2003 HK$M	Increase/ (Decrease) HK$M	%	Commentary
Turnover	11,407	11,250	157	1.4	This increase is mainly due to an increase in electricity sales in Hong Kong.
Other Revenue and Net Income	938	1,283	(345)	-26.9	This decrease is mainly due to a net gain on disposal of fixed assets recorded in 2003, but partly offset by an increase in income from our Australian investments.
Direct and Other Operating Costs	4,759	4,493	266	5.9	This increase is mainly due to an increase in Government rent and rates, and depreciation charges.
Finance Costs	569	646	(77)	-11.9	This decrease is due to a reduction of Group's external borrowings and lower interest rates.
Share of Results of Associates	314	241	73	30.3	This increase is mainly due to the strong performance of our Australian businesses.
Income Tax	1,051	1,711	(660)	-38.6	A one-off increase in deferred tax provision was recorded in 2003 due to a change in Hong Kong tax rates, and a one-off reduction in deferred tax provision was recorded in 2004 due to a change in tax rules in Australia.
Scheme of Control Transfers	–	133	(133)	–	The Scheme of Control ("SOC") Transfers are calculated in accordance with the SOC Agreement.
Profit Attributable to Shareholders					
- Local Activities	5,521	5,620	(99)	-1.8	This decrease results from an increase in Government rent and rates and a net gain on disposal of fixed assets recorded in 2003, partly offset by an increase in sales of electricity and lower tax charges and provisions.
- Overseas Activities	759	437	322	73.7	This increase reflects good growth within the Group's Australian businesses and lower tax provisions.
Profit Attributable to Shareholders - Total	**6,280**	6,057	223	3.7	

Consolidated Balance Sheet	2004 HK$M	2003 HK$M	Increase/ (Decrease) HK$M	%	Commentary
Fixed Assets	45,276	45,024	252	0.6	The Group's capital expenditure for the year amounted to HK$2,246 million, invested principally in generation, transmission and distribution assets. Depreciation charges for the year were HK$1,948 million. Total disposals of fixed assets amounted to HK$46 million (net book value).
Interest in Associates	9,198	8,425	773	9.2	This increase is mainly due to profit retained in our Australian associates and a strengthening of the Australian dollar.
Other Assets	4,493	3,263	1,230	37.7	This increase is mainly due to an increase in bank balances and other liquid funds and inventories.
Bank Loans and Other Borrowings	12,997	13,599	(602)	-4.4	This decrease is mainly due to a reduction in financing requirements for our local business.
Current and Deferred Taxation	5,466	5,406	60	1.1	This increase is mainly due to an increase in assessable profits and less provisional Hong Kong profits tax paid.
Other Liabilities	2,648	2,391	257	10.7	This increase is mainly due to an increase of accruals for capital expenditure and inventories.
Rate Reduction Reserve and Development Fund	–	5	(5)	–	
Net Assets	37,856	35,311	**2,545**	7.2	
Net Loss Not Recognised in Profit and Loss Account			**(85)**		Exchange differences arising on the translation of the Group's investment in overseas' subsidiaries and associates, which were debited directly to reserves.
Dividends Paid			**(3,650)**		Previous year's final dividend and current year's interim dividend, which were approved and paid during the year.
Profit Attributable to Shareholders			**6,280**		

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the year amounted to HK$2,246 million, which was primarily funded by cash from operations. As at 31st December 2004, total external borrowings were HK$12,997 million (2003 : HK$13,599 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, the Group has undrawn committed bank facilities of HK$5,376 million (2003 : HK$3,443 million). Gearing ratio (net debt/shareholders' funds) at 31st December 2004 was 31% (2003 : 37%).

Treasury Policies, Financing Activities and Capital Structure

We finance our operations and business expansion by a combination of internal resources, bank borrowings and debt issuance. It is our policy to ensure that committed facilities are available for refinancing and business growth. In addition, currency and interest risks are actively managed on a conservative basis.

Capitalising on the liquidity in the loan and debt markets, The Hongkong Electric Company, Limited, through its subsidiary Hongkong Electric Finance Limited, issued in November 2004, HK$500 million fixed rate notes due 2014 out of the Medium Term Note Programme established in 2002. In December 2004, The Hongkong Electric Company, Limited again successfully arranged a HK$3,000 million 7-year dual tranche term loan facility at very attractive margin, setting a new benchmark for our funding cost.

As at 31st December 2004, external borrowings of the Group amounted to HK$12,997 million with the following profile, after taking into account currency and interest rate swaps:

By Currency


54%
46%
46% Hong Kong Dollars
54% Australian Dollars

By Maturity


76%
12%
12%
12% Within 1 Year
76% Between 2 to 5 Years
12% Beyond 5 Years

By Structure


6%
23%
71%
71% Bank Loans
23% Capital Market Instruments
6% Suppliers' Credits

By Interest Rate Structure


17%
83%
83% Fixed or Capped Rate
17% Floating Rate

It is our treasury policy not to engage in speculative transactions. Derivative financial instruments are used primarily for managing interest rate and foreign currency risks. Foreign currency transaction exposure is managed, utilising forward contracts and interest rate and currency swaps. As at 31st December 2004, over 90% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging comparable level of borrowings in the same currency as the underlying investments. The Group's policy is to maintain a substantial portion of its debt in fixed or capped rate. Interest rate risk is managed by either securing fixed or floating rate borrowings or by using interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 31st December 2004 amounted to HK$20,598 million (2003 : HK$21,394 million) equivalent.


Off-balance Sheet Financial Instruments
10% Cross Currency & Interest Rate Swaps
72% Interest Rate Swaps & Caps
1% Forward Rate Agreements
17% Foreign Exchange Forward Contracts
1%
17%
10%
72%

Contingent Liabilities

As at 31st December 2004, the Company has issued guarantees in respect of development security of an associate amounting to HK$35 million (2003 : HK$36 million).

The Company has given guarantees and indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totaling HK$11,136 million (2003 : HK$11,227 million) equivalent. Out of this amount, HK$9,238 million, while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

During the year, the Company has agreed to assume the undertaking given to the banks in connection with certain finance facilities of gas distribution networks up to a maximum of HK$45 million.

A wholly-owned subsidiary of the Company, The Hongkong Electric Company, Limited, has given guarantees to third parties in respect of a loan scheme for electricity charges of HK$1 million (2003 : HK$5 million) and the value of leased equipment of HK$210 million (2003 : HK$210 million) at expiry of the lease.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the year ended 31st December 2004, excluding directors' emoluments, amounted to HK$945 million (2003: HK$1,034 million). As at 31st December 2004, the Group employed 2,045 (2003: 2,117) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training for staff in language, computer knowledge, and the latest technology relevant to our industry as well as numerous job-related courses to enhance other more general skills and knowledge of our employees.

(Expressed in Hong Kong Dollars)

The Directors have pleasure in submitting their Annual Report together with the audited financial statements for the year ended 31st December 2004.

Group Activities

The principal activity of the Group is the generation and supply of electricity.

Financial Statements

The Consolidated Profit and Loss Account for the year ended 31st December 2004 is set out on page 38 and shows the Group profit after tax and Scheme of Control transfers, of $6,280 million (2003 : $6,057 million). The state of the Company's and the Group's affairs as at 31st December 2004 are set out in the financial statements on pages 38 to 71.

Dividends

An interim dividend of 58 cents (2003 : 58 cents) per share was paid to shareholders on 24th September 2004 and the Directors recommend a final dividend of $1.19 (2003 : $1.13) per share payable on 13th May 2005 to shareholders who are registered on the register of members on 12th May 2005.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in the Statement of Changes in Equity on the pages 41 and 42.

Charitable Donations

Donations by the Group during the year amounted to $2.6 million (2003 : $1.7 million).

Fixed Assets

Additions to Group fixed assets for the year amounted to $2,246 million (2003 : $2,106 million). The movements in fixed assets during the year are set out in note 12 on the financial statements.

Subsidiaries

Particulars of the name, principal place of operation and issued share capital of subsidiaries are set out in Appendix 2 on page 70 of the Annual Report.

Summary of Five Year Financial Results

The summary of five year financial results of the Group is set out on page 74 of the Annual Report.

Directors

The Directors in office at the date of this report are listed on page 80 of the Annual Report.

In accordance with Article 116 of the Company's Articles of Association and Code Provision A.4.2 set out in Appendix 14 (which was effective from 1st January 2005) to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), the Directors retiring by rotation at the forthcoming Annual General Meeting to be held on 12th May 2005 are Mr. George C. Magnus, Mr. Canning Fok Kin-ning, Mr. Tso Kai-sum, Mr. Ronald Joseph Arculli, Mrs. Susan M.F. Chow, Mr. Andrew J. Hunter, Mr. Kam Hing-lam, Mr. Holger Kluge, Mr. Victor Li Tzar-kuoi and Mr. Ewan Yee Lup-yuen, who, being eligible, offer themselves for re-election.

Directors' Service Contracts

None of the Directors offering themselves for re-election at the forthcoming Annual General Meeting has a service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation) (2003 : Nil).

Contracts of Significance

No contract of significance to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

Major Customers and Suppliers

The Group's five largest customers combined did not exceed 30% of the Group's total turnover for the years ended 31st December 2004 and 2003.

The largest supplier of revenue items for the year represents 26.9% (2003 : 22.1%) of the Group's total purchase of revenue items, and the combined total of the largest five suppliers accounts for 65.5% (2003 : 68.9%).

At 31st December 2004, none of the Directors or shareholders to the knowledge of the Directors, had any interest in the above five largest suppliers.

Connected Transaction

On 10th September 2004, the Company and Cheung Kong Infrastructure Holdings Limited ("CKI"), a substantial shareholder holding 38.87% of the issued share capital of the Company, entered into an agreement ("Agreement") pursuant to which the Company agreed to purchase or procure its wholly-owned subsidiary to purchase from CKI the entire issued share capital of Alpha Central Profits Limited ("Alpha") at a consideration of $1.00. Alpha owns 19.9% of the issued share capital of Gas Network Limited ("Gas Network"). Gas Network has on 31st August 2004 entered into an agreement ("Blackwater Agreement") with Blackwater F Limited ("Blackwater") and Transco plc ("Transco") (a wholly-owned subsidiary of National Grid Transco plc), pursuant to which Gas Network has an option to require Transco to sell to it the entire issued share capital of Blackwater. On or prior to completion of the Blackwater Agreement, Transco will sell to Blackwater the North of England Gas Distribution Network business in the United Kingdom ("Network Business") presently carried on by Transco. Therefore, on completion of the Agreement and the Blackwater Agreement, the Company will own, indirectly through Alpha, a 19.9% interest in Gas Network and Blackwater, and consequently a 19.9% interest in the Network Business.

Under the Agreement, the Company agrees to undertake on or before completion of the Agreement:

(a) to procure Alpha to subscribe prior to the completion of the Blackwater Agreement approximately £104,276,000 (HK$1,558,666,000) for new share capital in Gas Network, which represents approximately 19.9% of the net consideration payable by Gas Network on completion of the Blackwater Agreement.

(b) to procure Alpha to subscribe approximately £2,782,020 (HK$41,584,000) for new shares in Gas Network, which represents approximately 19.9% of the break fee which may in certain circumstances become payable by Gas Network to Transco if the Blackwater Agreement is terminated.

(c) to assume responsibility for 19.9% of certain costs and expenses incurred by CKI and Gas Network in connection with the Blackwater Agreement.

(d) to execute an undertaking letter to the banks who are parties to a number of agreements and side letters dated 30th August 2004 (collectively "Finance Agreements") under which certain finance facilities in connection with the Network Business are to be provided to Blackwater, to the effect that the Company will assume CKI's obligations under the Finance Agreements to the extent they arise from its interest in 19.9% of Gas Network.

The Agreement constituted discloseable and connected transactions for the Company under the Listing Rules. Shareholders have been informed of the Agreement in a newspaper announcement published on 13th September 2004 and the particulars thereof are herein disclosed pursuant to Rule 14A.45 of the Listing Rules.

Code of Best Practice

With the exception that non-executive Directors have no set term of office but retire from office on a rotational basis in accordance with the Articles of Association of the Company, the Company has complied throughout the year ended 31st December 2004 with the Code of Best Practice contained in Appendix 14 (which was in force during the said period) to the Listing Rules. The Company's Articles of Association have been amended on 13th May 2004 to provide that all Directors shall retire in such manner of rotation as required by the Listing Rules, i.e. once every three years.

The Code of Best Practice contained in Appendix 14 to the Listing Rules has been replaced by the Code on Corporate Governance Practices with effect from 1st January 2005 and the new Code will apply for subsequent reporting periods.

Audit Committee

The Audit Committee of the Board of Directors reviews and supervises the Group's financial reporting and internal control systems, and has met twice during the year. It currently consists of three independent non-executive Directors and one non-executive Director.

The Terms of Reference of the Audit Committee have been revised on 1st January 2005 to meet the requirements set out in the Code on Corporate Governance Practices (effective from 1st January 2005) contained in Appendix 14 to the Listing Rules.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the year (2003 : Nil).

Arrangement to Purchase Shares or Debentures

At no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate (2003 : Nil).

Model Code for Securities Transactions by Directors

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors ("Model Code") set out in Appendix 10 to the Listing Rules as its own code. Having made specific enquiry with all Directors, the Company has ascertained that all of its Directors have complied with the required standards set out in the Model Code during the accounting period covered by this Annual Report.

Directors' Interests

At 31st December 2004, the interests of the Directors in the issued share capital of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SF Ordinance")) as recorded in the register required to be kept under section 352 of the SF Ordinance were as follows:

Long Positions in Shares

Name of Director	Capacity	Number of Ordinary Shares					Approximate Percentage of Shareholding
		Personal	Family	Corporate	Other	Total	
Victor Li Tzar-kuoi	Interest of child or spouse & beneficiary of trusts	-	151,000	-	829,599,612 *(Notes 1 & 2)*	829,750,612	38.88%
Ronald Joseph Arculli	Interest of controlled corporation	-	-	2,011	-	2,011	≈0%
Francis Lee Lan-yee	Beneficial owner	739	-	-	-	739	≈0%

Notes:

(1) These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI").

The discretionary beneficiaries of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") are, inter alia, Mr. Victor Li Tzar-kuoi, his wife and children, and Mr. Richard Li Tzar-kai. Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings ("TUT1 related companies") hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited ("CKH"). Certain subsidiaries of CKH in turn together hold more than one-third of the issued share capital of Hutchison Whampoa Limited ("HWL"). A subsidiary of HWL in turn holds more than one-third of the issued share capital of CKI.

The entire issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco. TUT1 is only interested in the shares of CKH by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of CKH independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of the shares of Unity Holdco as aforesaid.

By virtue of the above and as a discretionary beneficiary of each of DT1 and DT2 and as a Director of CKH, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies, the shares of HWL held by the subsidiaries of CKH, the shares of CKI held by the subsidiary of HWL and the shares of the Company held by the subsidiaries of CKI under the SF Ordinance as a Director of the Company. Although Mr. Richard Li Tzar-kai is interested in one-third of the entire issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a director of CKH and has no duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies under the SF Ordinance.

(2) Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director of the Company, is also deemed to be interested in the shares of subsidiaries and associated companies of the Company held through the Company under the SF Ordinance.

Save as disclosed above, at 31st December 2004, none of the Directors or chief executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SF Ordinance) which were required to be notified to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Part XV of the SF Ordinance or which were recorded in the register required to be kept by the Company under Section 352 of the SF Ordinance, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code in the Listing Rules.

Interests of Shareholders Discloseable under the SF Ordinance

According to the register kept under Section 336 of the SF Ordinance and information received by the Company, at 31st December 2004, shareholders (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SF Ordinance were as follows:

Long Positions in Shares

Name	Capacity	Number of Ordinary Shares	Approximate % of Shareholding
Interman Development Inc.	Beneficial owner	186,736,842 *(Note 1)*	8.75%
Venniton Development Inc.	Beneficial owner	197,597,511 *(Note 1)*	9.26%
Univest Equity S.A.	Beneficial owner	279,011,102 *(Note 1)*	13.07%
Monitor Equities S.A.	Beneficial owner & Interest of controlled corporation	287,211,674 *(Note 1)*	13.46%
Hyford Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	38.87%
Cheung Kong Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	38.87%
Hutchison Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Hutchison International Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Hutchison Whampoa Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Cheung Kong (Holdings) Limited	Interest of controlled corporations	829,599,612 *(Note 4)*	38.87%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	829,599,612 *(Note 5)*	38.87%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	38.87%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	38.87%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	829,599,612 *(Note 6)*	38.87%

Notes:

(1) These are direct or indirect wholly-owned subsidiaries of Hyford Limited ("Hyford") and their interests are duplicated in the same 829,599,612 shares of the Company held by Hyford described in (2) below.

(2) Cheung Kong Infrastructure Holdings Limited ("CKI") is deemed to be interested in the 829,599,612 shares of the Company as referred to in (1) above as it holds more than one-third of the issued share capital of Hyford indirectly. Its interests are duplicated in the interest of Hutchison Whampoa Limited ("HWL") in the Company described in (3) below.

(3) HWL is deemed to be interested in the 829,599,612 shares of the Company as referred to in (2) above as it holds more than one-third of the issued share capital of Hutchison International Limited, which holds more than one-third of the issued share capital of Hutchison Infrastructure Holdings Limited ("HIH"). HIH holds more than one-third of the issued share capital of CKI.

(4) *Cheung Kong (Holdings) Limited ("CKH") is deemed to be interested in the 829,599,612 shares of the Company as referred to in (3) above as certain subsidiaries of CKH hold more than one-third of the issued share capital of HWL.*

(5) *Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of The Li Ka-Shing Unity Trust ("UT1") is deemed to be interested in those shares of the Company described in (4) above as TUT1 as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings hold more than one-third of the issued share capital of CKH.*

(6) *Each of Mr. Li Ka-shing, Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of The Li Ka-Shing Unity Discretionary Trust ("DT1") and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of another discretionary trust is deemed to be interested in the same block of shares TUT1 as trustee of UT1 is deemed to be interested in as referred to in (5) above as all issued and outstanding units in UT1 are held by TDT1 as trustee of DT1 and by TDT2 as trustee of another discretionary trust. More than one-third of the issued share capital of TUT1 and of the trustees of the said discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Mr. Li Ka-shing owns one-third of the issued share capital of Unity Holdco.*

Save as disclosed above, at 31st December 2004, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company, which would fall to be disclosed to the Company under the provisions of Part XV of the SF Ordinance, or which were recorded in the register required to be kept by the Company under Section 336 of the SF Ordinance.

Confirmation of Independence of Independent Non-executive Directors

The Company has received confirmation from each of Messrs. Wong Chung-hin and Ralph Raymond Shea, Independent Non-executive Directors of the Company, that they have met all the factors concerning their independence as set out in Rule 3.13 of the Listing Rules and that there are no other factors which may affect their independence. The Board considers these Independent Non-executive Directors to be independent.

Mr. Holger Kluge, another Independent Non-executive Director of the Company, has made similar confirmation to the Company, save as mentioned below:

(a) He was previously a Director of Husky Oil Holdings Limited ("HOHL"), a private company in which Hutchison Whampoa Limited ("HWL") has a 49% interest. HWL is the holding company of Cheung Kong Infrastructure Holdings Limited, a substantial shareholder of the Company. He has already resigned from HOHL in June 2004. The Board is satisfied with Mr. Kluge's independence as HOHL has been dormant since August 2000.

(b) In addition, Mr. Kluge was previously a director of (i) certain trustee companies of discretionary trusts ("DTs") (including Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Discretionary Trust) in which the discretionary objects include Mr. Victor Li Tzar-kuoi and his spouse and children; (ii) certain trustee companies of unit trusts ("UTs") (including Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust) in which the DTs hold units; (iii) the holding companies of the above trustee companies (which do not carry on other businesses); and (iv) certain companies wholly owned by the UTs (derived from his directorships in the above trustee companies). Mr. Kluge has already resigned from his directorships referred to in (i) to (iv) above in September 2004. The Board has considered Mr. Kluge's past directorships referred to in (i) to (iv) above and is satisfied with his independence having regard to all relevant factors including the fact that Mr. Kluge has not received any remuneration or derived any other benefit for his roles as such in (i) to (iv), that Mr. Kluge did not control any of such boards of directors, and when performing their functions as trustees of the DTs and UTs, they exercised their power to hold interests in the trust assets independently without reference to the holding companies of the above trustee companies or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of shares of these holding companies.

Sufficiency of Public Float

According to information that is available to the Company, the percentage of the Company's shares which are in the hands of the public exceeds 25% of the Company's total number of issued shares.

Directors' Interests in Competing Business

Messrs. George C. Magnus, Canning Fok Kin-ning, Tso Kai-sum, Victor Li Tzar-kuoi, Kam Hing-lam, Frank John Sixt and Mrs. Susan M.F. Chow, Directors of the Company ("Relevant Directors"), are also directors of Cheung Kong Infrastructure Holdings Limited ("CKI") whose principal activities are the investment and operation of infrastructure businesses in Hong Kong, Mainland China and other countries. These activities may be in competition with the Group's business of investing overseas in power generation, transmission and distribution facilities ("Overseas Business"). The Board is of the view that the Group is capable of carrying on its Overseas Business independently of, and at arms length from the business of CKI. When making decisions on the Overseas Business, the Relevant Directors, in the performance of their duties as directors of the Company, have acted and will continue to act in the commercial best interest of the Group and all its shareholders.

Disclosure under Rule 13.22 of Chapter 13 of the Listing Rules

In relation to the provision of financial assistance by the Group to certain affiliated companies, a proforma combined balance sheet of the affiliated companies as at 31st December 2004 required to be disclosed under Rule 13.22 of Chapter 13 of the Listing Rules is set out below:

Proforma Combined Balance Sheet of the Affiliated Companies as at 31st December 2004	**$ million**
Non-current assets	51,542
Current assets	5,363
Current liabilities	(6,313)
Non-current liabilities	(48,112)
Net assets	2,480
Share capital	336
Reserves	2,144
Capital and reserves	2,480

As at 31st December 2004, the consolidated attributable interest of the Group in these affiliated companies amounted to $9,187 million.

Auditors

A resolution for the re-appointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting. There was no change in Auditors in any of the preceding three years.

By Order of the Board

George C. Magnus
Chairman
Hong Kong, 10th March 2005

Report of the Auditors

To the shareholders of Hongkong Electric Holdings Limited 香港電燈集團有限公司
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 38 to 71 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the Directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 10th March 2005

Consolidated Profit and Loss Account

For the year ended 31st December 2004

	Note	2004 HK$ million	2003 HK$ million
Turnover	2	11,407	11,250
Direct costs		(3,999)	(3,915)
		7,408	7,335
Other revenue and net income	3	938	1,283
Other operating costs		(760)	(578)
Finance costs		(569)	(646)
Operating profit	6	7,017	7,394
Share of results of associates		314	241
Profit before taxation		7,331	7,635
Income tax:	8		
Current		(1,048)	(1,092)
Deferred		(3)	(619)
		(1,051)	(1,711)
Profit after taxation		6,280	5,924
Scheme of Control transfers From/(To):	9		
Development Fund		–	139
Rate Reduction Reserve		–	(6)
		–	133
Profit attributable to shareholders			
Local activities		5,521	5,620
Overseas activities		759	437
Total		6,280	6,057
Dividends:	10		
Interim dividend paid		1,238	1,238
Proposed final dividend		2,540	2,412
		3,778	3,650
Earnings per share	11	$2.94	$2.84

The notes on pages 43 to 71 form part of these financial statements.

Balance Sheets

At 31st December 2004

	Note	Group 2004 HK$ million	Group 2003 HK$ million	Company 2004 HK$ million	Company 2003 HK$ million
Non-current assets					
Fixed assets					
– Property, plant and equipment		41,308	42,024	–	–
– Assets under construction		3,968	3,000	–	–
	12	45,276	45,024	–	–
Interest in subsidiaries	13	–	–	30,573	28,385
Interest in associates	14	9,198	8,425	–	–
Other investments	15	39	7	–	–
Employee retirement benefit assets	7	296	236	14	13
		54,809	53,692	30,587	28,398
Current assets					
Inventories	16	466	368	–	–
Trade and other receivables	17	1,069	1,041	6	3
Fuel Clause Account	18	1,197	1,147	–	–
Bank balances and other liquid funds		1,426	464	1,416	459
		4,158	3,020	1,422	462
Current liabilities					
Trade and other payables	19	(1,282)	(1,124)	(28)	(36)
Bank overdrafts – unsecured		(5)	(4)	–	–
Current portion of bank loans and other borrowings	20	(1,400)	(2,436)	–	–
Current taxation		(229)	(301)	–	–
		(2,916)	(3,865)	(28)	(36)
Net current assets/(liabilities)		1,242	(845)	1,394	426
Total assets less current liabilities		56,051	52,847	31,981	28,824
Non-current liabilities					
Interest-bearing borrowings	20	(10,832)	(10,187)	–	–
Deferred creditors and other payables	21	(569)	(760)	–	–
Customers' deposits		(1,455)	(1,387)	–	–
Deferred taxation	22	(5,237)	(5,105)	–	–
Employee retirement benefit liabilities	7	(102)	(92)	(24)	(24)
		(18,195)	(17,531)	(24)	(24)
Rate Reduction Reserve	9	–	(5)	–	–
Development Fund	9	–	–	–	–
Net Assets		37,856	35,311	31,957	28,800
Capital and Reserves					
Share capital	23	2,134	2,134	2,134	2,134
Reserves		35,722	33,177	29,823	26,666
		37,856	35,311	31,957	28,800

Approved and authorised for issue by the Board of Directors on 10th March 2005

George C. Magnus
Chairman

Tso Kai-sum
Group Managing Director

The notes on pages 43 to 71 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31st December 2004

	Note	2004 HK$ million	2003 HK$ million
Operating activities			
Cash generated from operations	24	8,287	8,787
Interest paid		(577)	(656)
Interest received		889	752
Rate Reduction Reserve rebated		(5)	(11)
Hong Kong profits tax paid		(1,120)	(1,216)
Net cash from operating activities		7,474	7,656
Investing activities			
Purchase of fixed assets and capital stock		(1,966)	(1,948)
Capitalised interest paid		(111)	(129)
Receipts and deposits from sales of fixed assets		42	621
Proceeds from sales of other investments		–	449
Investments in associates		(9)	(8)
Investments in unlisted securities		(32)	(7)
New loans to associates		(34)	(3,584)
Repayment of loans by associates		–	5,219
Dividends received from associates		3	3
Dividends received from other investments		–	4
Net cash (used in)/from investing activities		(2,107)	620
Financing activities			
New bank loans and other borrowings		6,246	7,490
Repayment of bank loans and other borrowings		(6,858)	(11,585)
Repayment of deferred creditors		(212)	(212)
New customers' deposits		260	243
Repayment of customers' deposits		(192)	(206)
Dividends paid		(3,650)	(3,650)
Net cash used in financing activities		(4,406)	(7,920)
Net increase in cash and cash equivalents		961	356
Cash and cash equivalents at 1st January		460	104
Cash and cash equivalents at 31st December		1,421	460
Analysis of the balances of cash and cash equivalents			
Bank balances and other liquid funds		1,426	464
Bank overdrafts – unsecured		(5)	(4)
		1,421	460

The notes on pages 43 to 71 form part of these financial statements.

Statement of Changes in Equity

For the year ended 31st December 2004

HK$ million	Share Capital	Share Premium	Group Exchange Reserves	Revenue Reserves	Proposed Dividends	Total
At 1st January 2003	2,134	4,476	89	23,369	2,412	32,480
Exchange difference arising on translation of:						
– overseas subsidiaries	–	–	255	–	–	255
– overseas associates	–	–	169	–	–	169
Net gains not recognised in Profit and Loss Account	–	–	424	–	–	424
Final dividend in respect of the previous year approved and paid	–	–	–	–	(2,412)	(2,412)
Profit for the year	–	–	–	6,057	–	6,057
Interim dividend paid	–	–	–	(1,238)	–	(1,238)
Proposed final dividend (see note 10(a))	–	–	–	(2,412)	2,412	–
At 31st December 2003	2,134	4,476	513	25,776	2,412	35,311
At 1st January 2004	**2,134**	**4,476**	**513**	**25,776**	**2,412**	**35,311**
Exchange difference arising on translation of:						
– overseas subsidiaries	**–**	**–**	**(121)**	**–**	**–**	**(121)**
– overseas associates	**–**	**–**	**36**	**–**	**–**	**36**
Net loss not recognised in Profit and Loss Account	**–**	**–**	**(85)**	**–**	**–**	**(85)**
Final dividend in respect of the previous year approved and paid	**–**	**–**	**–**	**–**	**(2,412)**	**(2,412)**
Profit for the year	**–**	**–**	**–**	**6,280**	**–**	**6,280**
Interim dividend paid	**–**	**–**	**–**	**(1,238)**	**–**	**(1,238)**
Proposed final dividend (see note 10(a))	**–**	**–**	**–**	**(2,540)**	**2,540**	**–**
At 31st December 2004	**2,134**	**4,476**	**428**	**28,278**	**2,540**	**37,856**

Group revenue reserves as at 31st December 2004 include the Group's share of the retained profits of its associates amounting to HK$1,311 million (2003 : HK$836 million).

The notes on pages 43 to 71 form part of these financial statements.

Statement of Changes in Equity (continued)

For the year ended 31st December 2004

HK$ million	Share Capital	Share Premium	Company Revenue Reserves	Proposed Dividends	Total
At 1st January 2003	2,134	4,476	19,736	2,412	28,758
Final dividend in respect of the previous year approved and paid	–	–	–	(2,412)	(2,412)
Profit for the year	–	–	3,692	–	3,692
Interim dividend paid	–	–	(1,238)	–	(1,238)
Proposed final dividend (see note 10(a))	–	–	(2,412)	2,412	–
At 31st December 2003	2,134	4,476	19,778	2,412	28,800
At 1st January 2004	**2,134**	**4,476**	**19,778**	**2,412**	**28,800**
Final dividend in respect of the previous year approved and paid	**–**	**–**	**–**	**(2,412)**	**(2,412)**
Profit for the year	**–**	**–**	**6,807**	**–**	**6,807**
Interim dividend paid	**–**	**–**	**(1,238)**	**–**	**(1,238)**
Proposed final dividend (see note 10(a))	**–**	**–**	**(2,540)**	**2,540**	**–**
At 31st December 2004	**2,134**	**4,476**	**22,807**	**2,540**	**31,957**

All of the Company's revenue reserves are available for distribution to shareholders.

The notes on pages 43 to 71 form part of these financial statements.

Notes on the Financial Statements

(Expressed in Hong Kong Dollars)

1. Significant Accounting Policies

(a) Statement of Compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of Preparation of the Financial Statements

The measurement basis used in the preparation of the financial statements is historical cost modified by the marking to market of other investments as explained in the accounting policies set out below.

(c) Basis of Consolidation

The Group financial statements incorporate the financial statements of Hongkong Electric Holdings Limited and all its subsidiaries made up to 31st December each year, together with the Group's share of the results for the year and the relevant share of the post acquisition results of its associates.

(d) Subsidiaries

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. In the Company's Balance Sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(k)).

(e) Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Consolidated Profit and Loss Account reflects the Group's share of the post-acquisition results calculated from their financial statements made up to 31st December each year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(f). In the Consolidated Balance Sheet, investments in associates are stated under the equity method and are initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associates' net assets.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the Profit and Loss Account.

(f) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of subsidiaries:

- for acquisitions before 1st January 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see note 1(k)); and
- for acquisitions on or after 1st January 2001, positive goodwill is amortised to the Consolidated Profit and Loss Account on a straight-line basis over its estimated useful life. Positive goodwill is stated in the Consolidated Balance Sheet at cost less any accumulated amortisation and any impairment losses (see note 1(k)).

In respect of acquisitions of associates, positive goodwill is amortised to the Consolidated Profit and Loss Account on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses (see note 1(k)) is included in the carrying amount of the interest in associates.

On disposal of a subsidiary or an associate during the year, any attributable amount of purchased goodwill not previously amortised through the Consolidated Profit and Loss Account or which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

(g) Investment Securities

(i) Investments held on a continuing basis for an identified long-term purpose are classified as "investment securities". Investment securities are stated in the Balance Sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the Profit and Loss Account, such provisions being determined for each investment individually.

(ii) Provision against the carrying value of investment securities is written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iii) All other investments are stated in the Balance Sheet at fair value. Changes in fair value are recognised in the Profit and Loss Account as they arise.

(iv) Profits or losses on disposal of investment securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the Profit and Loss Account as they arise.

(h) Income Recognition

(i) ***Regulation of Earnings under the Scheme of Control***

The earnings of The Hongkong Electric Company, Limited ("HEC") are regulated by the Hong Kong SAR Government under a Scheme of Control ("SOC") which provides for a permitted level of earnings based principally on a return on HEC's capital investment in electricity generation, transmission and distribution assets (the "Permitted Return"). HEC is required to submit detailed financial plans for approval by the Government which project the key determinants of the Permitted Return HEC will be entitled to over the Financial Plan period.

The Government has approved the current Financial Plan covering the period from 1999 to 2004. No further Government approval is required during this period unless a need for significant rate increases, over and above those set out in the Financial Plan, is identified during the Annual Review conducted with Government under the terms of the SOC.

(ii) ***Fuel Clause Account***

Under the SOC, any difference between the standard cost of fuel and the actual cost of fuel consumed is credited (or debited) to the Fuel Clause Account ("Fuel Clause Transfer").

Fuel Clause Rebates (or Surcharges) are given (or charged) to customers by reducing (or increasing) the Basic Tariff rate to a Net Tariff rate payable by customers and are debited (or credited) to the Fuel Clause Account.

The balance on the Fuel Clause Account at the end of a financial year represents the difference between Fuel Clause Rebates (or Surcharges) and Fuel Clause Transfers during the year, together with any balance brought forward from the prior year. Any debit balance is carried forward as a deferred receivable to be recovered from Fuel Clause Transfers or Fuel Clause Surcharges and any credit balance is carried forward as a deferred payable to be cleared by Fuel Clause Transfers or Fuel Clause Rebates. The 1999-2004 Financial Plan was submitted and approved by Government on the basis that any deferred receivable would be recovered by the end of the Financial Plan period, i.e. by the end of 2004. However, during 2002 HEC reached agreement with Government such that recovery of this deferred receivable would be more gradual, and that the balance would be recovered in full by not later than the end of 2008, which is the year in which the current SOC agreement expires. Such agreement will be reflected in the next Financial Plan being reviewed by the Government, which will cover the period from 2004 to 2008.

(iii) ***Income Recognition***

Income is recognised based on units of electricity consumed by customers during the year at basic tariff rates, which is the unit charge agreed with the Government during the Annual Tariff Review for each financial year.

Fuel Clause Rebates included in the 1999-2004 Financial Plan and to be included in the 2004-2008 Financial Plan include amounts in excess of Fuel Clause Transfers in certain financial years, which are utilised to smooth increases in Net Tariffs paid by customers during the Financial Plan period. The impact of tariff smoothing is to reduce the Net Tariffs payable by customers in certain years and increase the Net Tariffs in other years. However, the tariff smoothing has no impact on HEC's total earnings over the period to 2008 and the related balance on the Fuel Clause Account (see note 1(h)(ii)) is expected to be recovered by the end of that period. In accounting for income, Fuel Clause Account debit balances are therefore treated as deferred receivables in the Balance Sheet and not accounted for in the Profit and Loss Account each year.

(i) Fixed Assets and Depreciation

(i) Fixed assets are stated in the Balance Sheet at cost less accumulated depreciation (see note 1(i)(iv)) and impairment losses (see note 1(k)).

(ii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iii) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the Profit and Loss Account on the date of retirement or disposal.

(iv) Depreciation is provided on a straight-line basis and is calculated to write off the cost of fixed assets over their expected useful lives as set out below:

	Years
Leasehold land	Over the unexpired terms of the leases
Cable tunnels	100
Ash lagoon	50
Buildings, generation plant and machinery, transmission and distribution equipment and overhead lines (132kV and above)	35
Overhead lines (below 132kV), cables and gas turbines	30
Meters, microwave and optical fibre equipment and trunk radio system	15
Furniture, fixtures, sundry plant and equipment	10
Workshop tools and office equipment	5
Computers	5 to 10
Motor vehicles and marine craft	5 to 6

(j) Operating Lease Charges

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases. Where the Group has the use of assets under operating leases, payments made under the leases are charged to the Profit and Loss Account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset.

(k) Impairment of Assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment
- investments in subsidiaries and associates
- positive goodwill (whether taken initially to reserves or recognised as an asset)

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

(i) ***Calculation of Recoverable Amount***

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) ***Reversals of Impairment Losses***

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the Profit and Loss Account in the year in which the reversals are recognised.

(l) Inventories and Work In Progress

Coal, stores and fuel oil are valued at cost on a weighted average basis.

Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the stock to its present location and condition. Cost of stock recognised as an expense includes the write off and all losses of stock.

(m) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(n) Employee Retirement Benefits

(i) The Group's net obligation in respect of defined benefit retirement schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at balance sheet date on high quality corporate bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the "Projected Unit Credit Method".

When the benefits of a scheme are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the Profit and Loss Account on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the Profit and Loss Account.

In calculating the Group's obligation in respect of a scheme, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of scheme assets, that portion is recognised in the Profit and Loss Account over the expected average remaining working lives of the employees participating in the scheme. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation of the Group's net obligation results in a negative amount, the asset recognised is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the scheme or reductions in future contributions to the scheme.

(ii) Obligations for contributions to defined contribution retirement schemes, including contributions payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the Profit and Loss Account as incurred.

(o) Translation of Foreign Currencies

Foreign currency balances at the year end are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date.

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates, or at contract rates if foreign currencies are fixed in supplier agreements or hedged by forward foreign exchange contracts.

Exchange gains and losses in respect of fixed assets under construction are, up to the date of commissioning, incorporated in the cost of the assets. All other exchange differences are dealt with in the Profit and Loss Account.

The results of overseas subsidiaries and associates are translated into Hong Kong dollars at the average exchange rates for the year; Balance Sheet items are translated at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

(p) Income Tax

(i) Income tax for the year comprises current and deferred tax. Income tax is recognised in the Profit and Loss Account except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset.

(q) Borrowing Costs

Borrowing costs are expensed in the Profit and Loss Account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditures for the asset are being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(r) Related Parties

Related parties are individuals and companies, where the Group has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(s) Provisions and Contingent Liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(t) Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

2. Turnover

The principal activity of the Group is the generation and supply of electricity.

Group turnover is analysed as follows:

	2004 $ million	2003 $ million
Sales of electricity	**11,442**	11,263
Special subsidy	**(112)**	(104)
Concessionary discount on sales of electricity	**(3)**	(3)
Electricity-related income	**29**	43
Technical service fees	**51**	51
	11,407	11,250

3. Other Revenue and Net Income

	2004 $ million	2003 $ million
Other Revenue		
Interest income	**879**	797
Dividend income from other investments	**–**	4
Sundry income	**29**	87
	908	888
Other Net Income		
Net profit on disposal of fixed assets	**30**	351
Net realised and unrealised gains on other investments carried at fair value	**–**	44
	938	1,283

4. Segment Information

(a) Business Segments

The Group's principal business segments are sales of electricity and infrastructure investments. Financial information about the Group's business segments is set out in Appendix 1(a) on page 68.

(b) Geographical Segments

The Group operates, through its subsidiaries and associates, in two major geographical regions – Hong Kong and Australia. Financial information about the Group's operations by geographical region is set out in Appendix 1(b) on page 69.

5. Directors' Emoluments and Senior Management Compensation

(a) Directors' Emoluments

Directors' emoluments comprise payments to Directors by the Company and its subsidiaries in connection with the management of the affairs of the Company and its subsidiaries. The emoluments of each of the Directors of the Company are as follows:

Name of Directors	Fees $ million	Basic Salaries, Allowances & Other Benefits $ million	Retirement Scheme Contributions $ million	Bonuses $ million	2004 Total Emoluments $ million	2003 Total Emoluments $ million
Executive Directors						
George C. Magnus *Chairman*	0.12	0.03	–	–	0.15	0.13
Canning Fok Kin-ning *Deputy Chairman*	0.07	0.24	–	–	0.31	0.28
Tso Kai-sum *Group Managing Director*	0.07	6.55	–	6.66	13.28	11.94
Andrew J. Hunter[1] *Group Finance Director*	0.07	4.16	0.44	3.26	7.93	7.30
Kam Hing-lam	0.07	0.05	–	–	0.12	0.09
Francis Lee Lan-yee *Director & General Manager (Engineering)*	0.07	4.36	0.01	3.24	7.68	7.61
Victor Li Tzar-kuoi	0.07	0.18	–	–	0.25	0.21
Frank John Sixt	0.07	0.04	–	–	0.11	0.09
Non-executive Directors						
Ronald Joseph Arculli[3]	0.12	0.05	–	–	0.17	0.11
Susan M.F. Chow	0.07	0.02	–	–	0.09	0.07
Holger Kluge[2][3]	0.08	–	–	–	0.08	0.05
Ralph Raymond Shea[2][3]	0.12	0.03	–	–	0.15	0.08
Wong Chung-hin[2][3]	0.12	0.07	–	–	0.19	0.11
Ewan Yee Lup-yuen	0.07	0.03	–	–	0.10	0.08
Total for the year 2004	**1.19**	**15.81**	**0.45**	**13.16**	**30.61**	28.15
Total for the year 2003	0.75	15.43	0.48	11.49		28.15

Notes:

(1) During the year, Mr. Andrew J. Hunter received director's fees of THB212,500 from Ratchaburi Power Company, Limited, an associate of the Group. The director's fees were then paid back to the Company.

(2) Independent non-executive directors.

(3) Members of the Audit Committee.

(b) Senior Management Compensation

The five highest paid individuals in the Group included three directors (2003 : three) whose total emoluments are shown above. The emoluments of the other two individuals (2003 : two) who comprise the five are set out below:

	2004 $ million	2003 $ million
Salaries and other benefits	7.95	9.74
Retirement scheme contributions	1.05	0.89
	9.00	10.63

The total emoluments of the two individuals (2003 : two) are within the following bands:

	2004 Number	2003 Number
$4,000,001 to $4,500,000	1	–
$4,500,001 to $5,000,000	1	1
$5,500,001 to $6,000,000	–	1

6. Operating Profit

	2004 $ million	2003 $ million
Operating profit is shown after charging/(crediting):		
Finance costs:		
Interest on overdrafts, bank loans and other borrowings repayable within 5 years	665	741
Interest on other borrowings	17	29
Less: interest capitalised to fixed assets	(108)	(121)
interest transferred to fuel cost	(5)	(3)
	569	646
Depreciation	1,805	1,777
Costs of inventories	1,315	1,004
Staff costs	506	541
Operating lease charges – equipment	62	28
Fixed assets written off	20	34
Auditors' remuneration	3	3

Interest expenses have been capitalised at the average rate of approximately 2.9% p.a. (2003 : 3.5% p.a.) for assets under construction.

The profit attributable to shareholders includes a profit of $6,807 million (2003 : $3,692 million) which has been dealt with in the financial statements of the Company.

7. Employee Retirement Benefits

(a) Defined Benefit Retirement Scheme

The Company and its principal subsidiaries operate two Retirement Schemes which cover substantially all permanent staff in the Group. The Schemes are established under trust and are registered under the Occupational Retirement Schemes Ordinance. They are defined benefit in nature whereby the retirement benefits are based on the employee's final basic salary and length of service. The assets of the Schemes are held independently of the Group's assets in separate trustee administered funds.

The funding policy in respect of the Schemes is based on valuations prepared periodically by independent professionally qualified actuaries at Watson Wyatt Hong Kong Limited. The policy on employer's contributions is to fund the Schemes in accordance with the actuary's recommendations on an on-going basis, whereas employees' contributions, if applicable, are fixed at 5% of basic pay. The appointed actuary, represented by Mr. A. Wong, FSA, FCIA, has carried out valuations as at 1st January 2004 of both Schemes and the valuations revealed that the Scheme assets in each case were sufficient to cover the respective discontinuance liabilities as at the valuation date.

Retirement scheme costs charged to the Profit and Loss Account for the year ended 31st December 2004 were determined in accordance with the Statement of Standard Accounting Practice 34 "Employee Benefits", under which the Schemes are required to be valued using the "Projected Unit Credit Method".

(i) The amount recognised in the Balance Sheet is as follows:

	Group		Company	
	2004 $ million	2003 $ million	**2004 $ million**	2003 $ million
Present value of funded obligations	**3,701**	3,427	**354**	321
Fair value of scheme assets	**(3,639)**	(3,240)	**(312)**	(278)
Net unrecognised actuarial losses	**(256)**	(331)	**(32)**	(32)
	(194)	(144)	**10**	11

The plan assets include ordinary shares issued by the Company with a fair value of $7 million (2003 : $ Nil).

(ii) Movements in the net liability/(asset) recognised in the Balance Sheet are as follows:

	Group		Company	
	2004 $ million	2003 $ million	**2004 $ million**	2003 $ million
At 1st January	**(144)**	(149)	**11**	9
Expenses recognised in the Profit and Loss Account	**85**	141	**7**	10
Contributions paid to the schemes	**(135)**	(136)	**(8)**	(8)
At 31st December	**(194)**	(144)	**10**	11
Represented by:				
Employee retirement benefit assets	**(296)**	(236)	**(14)**	(13)
Employee retirement benefit liabilities	**102**	92	**24**	24
	(194)	(144)	**10**	11

(iii) Expense recognised in the Profit and Loss Account, prior to any capitalisation of employment costs attributable to fixed assets additions, is as follows:

	2004 $ million	2003 $ million
Current service cost	**134**	137
Interest cost	**185**	174
Expected return on scheme assets	**(245)**	(201)
Net actuarial losses recognised	**11**	31
	85	141

Recognised in the following line items:

	2004 $ million	2003 $ million
Direct costs	**45**	77
Other operating costs	**40**	64
	85	141
Actual return on scheme assets – gain	**394**	593

(iv) The principal actuarial assumptions used as at 31st December (expressed as weighted average) are as follows:

	Group and Company	
	2004	2003
Discount rate	**5.0%**	5.5%
Expected rate of return on scheme assets	**7.5%**	7.5%
Future salary increase rate	**5.0%**	5.0%
Future pension increase rate	**2.5%**	2.5%

(b) Defined Contribution Retirement Scheme

Since the introduction of the Hong Kong Mandatory Provident Fund Scheme in December 2000, all new recruits are enrolled in that Scheme instead of the existing retirement schemes.

	2004 $ million	2003 $ million
Expenses recognised in the Profit and Loss Account	**2**	2

8. Income Tax

	2004 $ million	2003 $ million
Current Tax – Provision for Hong Kong Profits Tax		
The Company and its subsidiaries	1,048	1,092
Deferred Tax		
Origination and reversal of temporary differences	132	75
Effect of increase in tax rate on deferred tax balances at 1st January	–	431
The Company and its subsidiaries – Hong Kong (see note 22(a))	132	506
Associates – overseas	(129)	113
	3	619
Total income tax expenses	1,051	1,711

Hong Kong Profits Tax has been provided for at the rate of 17.5% (2003 : 17.5%) based on the estimated assessable profit for the year. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

Reconciliation between tax expense and accounting profit at applicable tax rates:

	2004 $ million	2003 $ million
Profit before taxation	7,331	7,635
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	1,099	1,407
Tax effect of non-deductible expenses	35	20
Tax effect of non-taxable revenue	(80)	(147)
Tax effect of temporary differences not recognised	(1)	(1)
Tax effect of unused tax (gains)/losses not recognised	(1)	3
Tax effect on rebated Rate Reduction Reserve	(1)	(2)
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	–	431
Total income tax expenses	1,051	1,711

9. Scheme of Control Transfers

The financial operations of The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, are governed by a Scheme of Control ("SOC") agreed with the Hong Kong SAR Government which provides for HEC to earn a Permitted Return (see note 1(h)(i)). Any difference between this Permitted Return and the SOC net revenue as calculated in accordance with the SOC must be transferred to/(from) a Development Fund from/(to) the Profit and Loss Account of HEC. Where the SOC net revenue is less than the Permitted Return, the amount transferred from the Development Fund to the Profit and Loss Account shall not exceed the balance of the Development Fund. In addition, 8% of the average balance of the Development Fund is transferred from the Profit and Loss Account of HEC to a Rate Reduction Reserve, which is subsequently rebated to customers. Movements on the Development Fund and Rate Reduction Reserve are as follows:

(a) Development Fund

	2004 $ million	2003 $ million
At 1st January	–	139
Transfer to Profit and Loss Account	–	(139)
At 31st December	–	–

(b) Rate Reduction Reserve

	2004 $ million	2003 $ million
At 1st January	5	10
Transfer from Profit and Loss Account	–	6
Rebate to customers	(5)	(11)
At 31st December	–	5

10. Dividends

(a) Dividends attributable to the year

	2004 $ million	2003 $ million
Interim dividend declared and paid of 58 cents per share (2003 : 58 cents per share)	1,238	1,238
Proposed final dividend after the balance sheet date of $1.19 per share (2003 : $1.13 per share)	2,540	2,412
	3,778	3,650

The proposed dividend is based on 2,134,261,654 shares (2003 : 2,134,261,654 shares), being the total number of issued shares at the year end. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2004 $ million	2003 $ million
Final dividend in respect of the previous financial year, approved and paid during the year, of $1.13 per share (2003 : $1.13 per share)	2,412	2,412

11. Earnings Per Share

The calculation of earnings per share is based on profit attributable to shareholders of $6,280 million (2003 : $6,057 million) and 2,134,261,654 shares (2003 : 2,134,261,654 shares) in issue throughout the year.

There were no dilutive potential ordinary shares in existence during the years ended 31st December 2004 and 2003.

12. Fixed Assets

$ million	Leasehold Land	Buildings	Plant, Machinery and Equipment	Assets Under Construction	Total
Group					
Cost					
At 1st January 2004	3,193	11,336	45,333	3,000	62,862
Additions	–	3	180	2,063	2,246
Transfers between categories	4	52	1,039	(1,095)	–
Disposals	(9)	(7)	(123)	–	(139)
At 31st December 2004	3,188	11,384	46,429	3,968	64,969
Accumulated Depreciation					
At 1st January 2004	332	2,796	14,710	–	17,838
Written back on disposal	–	(4)	(89)	–	(93)
Charge for the year	65	311	1,572	–	1,948
At 31st December 2004	397	3,103	16,193	–	19,693
Net Book Value					
At 31st December 2004	2,791	8,281	30,236	3,968	45,276
At 31st December 2003	2,861	8,540	30,623	3,000	45,024

The above are mainly electricity-related fixed assets in respect of which financing costs capitalised during the year amounted to $108 million (2003 : $121 million).

Group leasehold land at 31st December 2004 is held in Hong Kong and comprises $61 million (2003 : $75 million) and $2,730 million (2003 : $2,786 million) of long-term and medium-term leasehold land respectively.

Group assets under construction at 31st December 2004 included leasehold land of $823 million (2003 : $788 million) which is held in Hong Kong for the medium-term.

Depreciation charges for the year included $143 million (2003 : $150 million), relating to assets utilised in development activities, which have been capitalised in accordance with Statement of Standard Accounting Practice No. 17 on Property, Plant and Equipment.

13. Interest in Subsidiaries

	Company	
	2004	2003
	$ million	$ million
Unlisted shares, at cost	**2,417**	2,417
Loan capital (see note below)	**21,324**	19,490
Amounts due from subsidiaries	**6,832**	6,478
	30,573	28,385

Loan capital is paid to The Hongkong Electric Company, Limited. These interest free loans, defined as "Loan Capital" in the Scheme of Control Agreement effective 1st January 1994, are not repayable without the prior agreement of the Government.

Particulars of the principal subsidiaries are set out in Appendix 2 on page 70.

14. Interest in Associates

	Group	
	2004	2003
	$ million	$ million
Share of net assets	**1,361**	877
Loans to associates (see note below)	**7,417**	7,136
Amounts due from associates	**420**	412
	9,198	8,425

Included in the loans to associates, $6,556 million (2003 : $6,335 million) are subordinated loans. The rights in respect of these loans are subordinated to the rights of any other lenders to the associates.

Particulars of the principal associates are set out in Appendix 3 on page 71.

15. Other Investments

	Group	
	2004	2003
	$ million	$ million
Unlisted equity securities	**39**	7

16. Inventories

	Group	
	2004	2003
	$ million	$ million
Work in progress	**2**	1
Coal and fuel oil	**189**	86
Stores and materials (see note below)	**275**	281
	466	368

Included in stores and materials is capital stock of $176 million (2003 : $194 million) which was purchased for the future maintenance of capital assets. Stores and materials of $47 million (2003 : $45 million) are stated net of specific provisions to reflect their estimated net realisable value.

17. Trade and Other Receivables

	Group		Company	
	2004 $ million	2003 $ million	**2004 $ million**	2003 $ million
Demand Side Management account (see note (a) below)	**46**	45	**–**	–
Debtors (see note (b) below)	**1,023**	996	**6**	3
	1,069	1,041	**6**	3

(a) The Hongkong Electric Company, Limited reached an agreement with Government in 2000 to carry out Demand Side Management ("DSM") programmes to promote energy and maximum demand savings among non-domestic customers. The DSM account at the year end represents the costs spent on DSM programmes which, as agreed with Government, will be recovered from non-domestic customers by applying DSM surcharges in subsequent years. Movements on the DSM account are as follows:

	Group	
	2004 $ million	2003 $ million
At 1st January	**45**	37
Programme costs incurred	**1**	8
At 31st December	**46**	45

(b) Debtors' ageing is analysed as follows:

	Group		Company	
	2004 $ million	2003 $ million	**2004 $ million**	2003 $ million
Within 1 month	**528**	505	**–**	–
1 to 3 months overdue	**25**	28	**–**	–
More than 3 months overdue but less than 12 months overdue	**10**	9	**–**	–
Total trade debtors (see note below)	**563**	542	**–**	–
Deposits, prepayments and other receivables	**460**	454	**6**	3
	1,023	996	**6**	3

Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

18. Fuel Clause Account

The rebate per unit of electricity sales was 6.10 cents from January to March 2004 and 4.10 cents from April to December 2004 (2003 : 6.13 cents). Movements on the Fuel Clause Account were as follows:

	Group	
	2004 **$ million**	2003 $ million
At 1st January	1,147	1,235
Transfer from Profit and Loss Account	(443)	(726)
Rebate during the year	493	638
At 31st December	1,197	1,147

This account, inclusive of interest, has been and will continue to be used to stabilise electricity tariffs (see note 1(h)).

19. Trade and Other Payables

	Group		Company	
	2004 **$ million**	2003 $ million	**2004** **$ million**	2003 $ million
Creditors (see note below)	1,070	912	28	36
Current portion of deferred creditors (see note 21)	212	212	–	–
	1,282	1,124	28	36
Creditors' ageing is analysed as follows:				
Due within 1 month	440	341	2	11
Due between 1 month and 3 months	236	241	–	–
Due between 3 months and 12 months	366	301	1	1
	1,042	883	3	12
Other payables	28	29	25	24
	1,070	912	28	36

20. Non-current Interest-bearing Borrowings

	Group	
	2004 $ million	2003 $ million
Bank loans	**9,232**	8,923
Current portion	**(400)**	(1,236)
	8,832	7,687
Hong Kong dollar notes (see note below)	**3,000**	3,700
Current portion	**(1,000)**	(1,200)
	2,000	2,500
Total	**10,832**	10,187

Hong Kong dollar fixed rate notes bear interest at rates between 4.13% p.a. to 7.35% p.a. (2003 : 4.5% p.a. to 7.73% p.a.), while interest on floating rate notes are determined with reference to the Hong Kong Interbank Offered Rate. Details of issuers of Hong Kong dollar notes are set out in Appendix 2 on page 70.

These borrowings have final maturities extending up to 2014 and are repayable as follows:

$ million	Bank Loans 2004	2003	Hong Kong Dollar Notes 2004	2003	Total 2004	2003
Within 1 year	**400**	1,236	**1,000**	1,200	**1,400**	2,436
After 1 year but within 2 years	**2,520**	126	**–**	1,000	**2,520**	1,126
After 2 years but within 5 years	**6,312**	7,061	**500**	500	**6,812**	7,561
After 5 years	**–**	500	**1,500**	1,000	**1,500**	1,500
	9,232	8,923	**3,000**	3,700	**12,232**	12,623

Interest rates on the borrowings are either fixed or floating and determined with reference to the Hong Kong Interbank Offered Rate or Australian Bank Bill Swaps Reference Rate:

	2004		2003	
	$ million	**Interest Rate % p.a.**	$ million	Interest Rate % p.a.
Fixed rate borrowings and borrowings swapped to fixed rate	**8,898**	**4.1-7.3**	9,400	4.1-7.9
Floating rate borrowings and borrowings swapped to floating rate	**3,334**		3,223	
	12,232		12,623	

21. Deferred Creditors and Other Payables

	Group	
	2004	2003
	$ million	$ million
Deferred creditors	760	972
Current portion of deferred creditors (see note 19)	(212)	(212)
Other payables	21	–
	569	760
Deferred creditors are repayable as follows (see note below):		
Within 1 year	212	212
After 1 year but within 2 years	212	212
After 2 years but within 5 years	329	534
After 5 years but within 10 years	7	14
	760	972

Deferred creditors are unsecured and bear interest at a margin over Hong Kong Interbank Offered Rate with final maturities up to 2011.

22. Deferred Taxation

(a) Movements in deferred taxation during the year are as follows:

	Group	
	2004	2003
	$ million	$ million
At 1st January	5,105	4,599
Transfer from Profit and Loss Account (see note 8)	132	506
At 31st December	5,237	5,105

(b) Major components of deferred tax liabilities are set out below:

	Group	
	2004	2003
	$ million	$ million
Tax effects of:		
Depreciation allowances in excess of related depreciation	5,009	4,898
Fuel clause rebates	209	201
Contributions to employee retirement schemes	19	6
	5,237	5,105

(c) Deferred tax assets have not been recognised in respect of the following items:

	Group		Company	
	2004	2003	**2004**	2003
	$ million	$ million	**$ million**	$ million
Deductible temporary differences	5	6	5	6
Tax losses	2	3	2	3
	7	9	7	9

The deductible temporary differences and tax losses do not expire under current tax legislation.

23. Share Capital

	Number of Shares	Company 2004 $ million	2003 $ million
Authorised			
Ordinary shares of $1 each	3,300,000,000	3,300	3,300
Issued and fully paid			
Ordinary shares of $1 each	2,134,261,654	2,134	2,134

24. Notes to the Consolidated Cash Flow Statement

Reconciliation of profit before taxation to cash generated from operations

	2004 $ million	2003 $ million
Profit before taxation	7,331	7,635
Adjustments for:		
Share of results of associates	(314)	(241)
Interest income	(879)	(797)
Dividend income from other investments	–	(4)
Finance costs	574	649
Depreciation	1,805	1,777
Fixed assets written off	20	34
Net profit on disposal of fixed assets	(30)	(351)
Net realised and unrealised gains on other investments carried at fair value	–	(44)
Exchange gain	(1)	–
Operating profit before changes in working capital	8,506	8,658
(Increase)/decrease in inventories	(116)	16
(Increase)/decrease in trade and other receivables	(30)	19
(Increase)/decrease in Fuel Clause Account	(50)	88
Increase in trade and other payables, excluding current portion of deferred creditors	27	1
(Increase)/decrease in net employee retirement benefits	(50)	5
Cash generated from operations	8,287	8,787

25. Related Party Transactions

The Group had the following significant related party transactions during the year:

(a) The Group and Cheung Kong Infrastructure Holdings Limited each acquired a 50% interest in ETSA Utilities Partnership, CKI/HEI Electricity Distribution Pty Limited, Powercor Australia LLC, Powercor Australia Limited and CKI/HEI Electricity Distribution Two Pty Limited. ETSA Utilities Partnership operates and manages the electricity distribution business in the State of South Australia. CKI/HEI Electricity Distribution Pty Limited, Powercor Australia LLC and Powercor Australia Limited operate and manage an electricity distribution business in the State of Victoria, Australia. CKI/HEI Electricity Distribution Two Pty Limited operates electricity distribution business through CitiPower I Pty Limited, which is another one of the five electricity distributors in the State of Victoria, Australia.

Three wholly-owned overseas subsidiaries, incorporated in Australia, obtained funds from external financial institutions, which were on lent to these associates. The loans are unsecured, carry the same interest rates at which the subsidiaries obtained the funds from various financial institutions plus a margin in respect of the loan agreements and are repayable on demand (where applicable, subject to the subordination arrangements agreed with these associates' senior creditors).

The Group and Cheung Kong Infrastructure Holdings Limited each ultimately owned 50% interest in CKI/HEI Electricity Assignment Limited, which assumed all the obligations under an assignment of a shareholder loan with CitiPower I Pty Limited. A wholly-owned overseas subsidiary advanced a shareholder loan to CKI/HEI Electricity Assignment Limited for the completion of the assignment. The loan is interest bearing, unsecured and repayable on demand.

At 31st December 2004, the total outstanding interest bearing loan balances due from these associates to the subsidiaries were $7,337 million (2003 : $7,090 million) (see note 14). Interest income received/receivable from the subsidiaries amounted to $846 million (2003 : $783 million) for the year.

(b) On 10th September 2004, Hongkong Electric Holdings Limited ("HEH") and Cheung Kong Infrastructure Holdings Limited ("CKI") entered into an agreement under which HEH agreed to purchase, or procure the purchase by its wholly-owned subsidiary, of the entire issued share capital of Alpha Central Profits Limited ("Alpha"). Alpha is a newly formed wholly-owned indirect subsidiary of CKI that owns 19.9% of the issued share capital of Gas Network Limited. Gas Network Limited has agreed to acquire Blackwater F Limited ("Blackwater"), a newly formed wholly-owned subsidiary of Transco plc that will, at completion of a hive down agreement, own the North of England Gas Distribution Network business in the United Kingdom presently carried on by Transco plc. HEH will also assume certain obligations of CKI under the Gas Network Shareholders Agreement in respect of Alpha. Prior to completion of the Blackwater acquisition, Alpha will subscribe approximately £104,276,000 for new share capital in Gas Network Limited, which will represent approximately 19.9% of the net consideration payable by Gas Network Limited on completion of the Blackwater acquisition. Commitments in relation to this acquisition are included in note 27. At the Extraordinary General Meeting of HEH held on 14th December 2004, the ordinary resolution to approve the Alpha acquisition on the terms and subject to the conditions of the related acquisition agreement was duly passed by the HEH's independent shareholders.

26. Operating Lease

Analysis of future minimum lease payments by the Group under a non-cancellable equipment operating lease at the balance sheet date are as follows:

	Group	
	2004 $ million	2003 $ million
Not later than 1 year	**62**	62
Later than 1 year and not later than 5 years	**232**	248
Later than 5 years	**–**	46
	294	356

Under the non-cancellable equipment operating lease agreement, the lessee has an option to purchase all of the equipment at the fair market value as at the lease maturity date.

27. Commitments

The Group's commitments outstanding at 31st December and not provided for in the financial statements were as follows:

	Group		Company	
	2004 $ million	2003 $ million	**2004 $ million**	2003 $ million
Contracted for:				
Capital expenditure	**2,961**	1,808	**–**	–
Investment in associate	**312**	823	**–**	–
Other investments	**1,581**	54	**–**	–
	4,854	2,685	**–**	–
Authorised but not contracted for:				
Capital expenditure	**7,195**	9,729	**1**	1

28. Contingent Liabilities

	Group		Company	
	2004 $ million	2003 $ million	**2004 $ million**	2003 $ million
Guarantees have been executed in respect of banking facilities available as follows:				
To the subsidiaries	**–**	–	**6,270**	6,097
To the associate	**–**	8	**–**	8
Other guarantees given in respect of:				
Subsidiaries	**5**	–	**4,866**	5,130
Associate	**35**	36	**35**	36
Others	**256**	215	**45**	–
	296	259	**11,216**	11,271

29. Off-balance Sheet Financial Instruments

The Group employs derivatives to manage its foreign currency and interest rate risks. The types and contracted notional amounts of derivative transactions outstanding as at 31st December 2004 were as follows:

	2004 **$ million**	2003 $ million
Cross currency and interest rate swaps	2,132	2,087
Interest rate swaps and caps	14,825	17,246
Forward rate agreements	250	–
Foreign exchange forwards	3,391	2,061
	20,598	21,394

30. Review of Financial Statements

The financial statements have been reviewed by the Audit Committee.

31. Recently Issued Accounting Standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December 2004. The Group has carried out a preliminary assessment and has so far concluded that the adoption of these new HKFRSs in 2005 would not have a significant impact on the Group's results of operations and financial position.

The Group will be continuing with the assessment of the impact of the new HKFRSs and other significant changes may be identified as a result.

Notes on the Financial Statements

Appendix 1

Segment Information

(a) **Business Segments**
For the year ended 31st December

$ million	Sales of Electricity 2004	Sales of Electricity 2003	Infrastructure Investments 2004	Infrastructure Investments 2003	Unallocated & Other Items 2004	Unallocated & Other Items 2003	Consolidated 2004	Consolidated 2003
Revenue								
Group turnover	11,356	11,199	–	–	51	51	11,407	11,250
Other revenue	52	374	–	–	7	112	59	486
Segment revenue	11,408	11,573	–	–	58	163	11,466	11,736
Result								
Segment result	6,744	7,160	–	–	(37)	83	6,707	7,243
Interest income	–	–	848	783	31	14	879	797
Finance costs	(83)	(195)	(486)	(451)	–	–	(569)	(646)
Operating profit	6,661	6,965	362	332	(6)	97	7,017	7,394
Share of results of associates	–	–	312	239	2	2	314	241
Profit before taxation	6,661	6,965	674	571	(4)	99	7,331	7,635
Income tax	(1,180)	(1,597)	129	(113)	–	(1)	(1,051)	(1,711)
Profit after taxation	5,481	5,368	803	458	(4)	98	6,280	5,924
Scheme of Control transfers	–	133	–	–	–	–	–	133
Profit attributable to shareholders	5,481	5,501	803	458	(4)	98	6,280	6,057
At 31st December								
Assets								
Segment assets	48,340	47,856	45	15	(42)	(48)	48,343	47,823
Interest in associates	–	–	9,187	8,413	11	12	9,198	8,425
Bank balances and other liquid funds	–	–	–	–	1,426	464	1,426	464
Consolidated total assets	48,340	47,856	9,232	8,428	1,395	428	58,967	56,712
Liabilities								
Segment liabilities	2,332	2,254	255	65	61	72	2,648	2,391
Current and deferred taxation	5,465	5,405	–	–	1	1	5,466	5,406
Interest-bearing borrowings	6,441	7,264	6,556	6,335	–	–	12,997	13,599
Rate Reduction Reserve	–	5	–	–	–	–	–	5
Development Fund	–	–	–	–	–	–	–	–
Consolidated total liabilities	14,238	14,928	6,811	6,400	62	73	21,111	21,401
Other information								
Capital expenditure	2,246	2,106	–	–	–	–	2,246	2,106
Depreciation	1,948	1,927	–	–	–	–	1,948	1,927

(b) **Geographical Segments**
For the year ended 31st December

$ million	Hong Kong 2004	Hong Kong 2003	Australia 2004	Australia 2003	Unallocated & Other Items 2004	Unallocated & Other Items 2003	Consolidated 2004	Consolidated 2003
Revenue								
Group turnover	11,394	11,239	2	2	11	9	11,407	11,250
Other revenue	56	485	–	–	3	1	59	486
Segment revenue	11,450	11,724	2	2	14	10	11,466	11,736
Result								
Segment result	6,751	7,264	1	1	(45)	(22)	6,707	7,243
Interest income	31	14	846	783	2	–	879	797
Finance costs	(83)	(195)	(486)	(451)	–	–	(569)	(646)
Operating profit	6,699	7,083	361	333	(43)	(22)	7,017	7,394
Share of results of associates	2	2	330	239	(18)	–	314	241
Profit before taxation	6,701	7,085	691	572	(61)	(22)	7,331	7,635
Income tax	(1,180)	(1,598)	129	(113)	–	–	(1,051)	(1,711)
Profit after taxation	5,521	5,487	820	459	(61)	(22)	6,280	5,924
Scheme of Control transfers	–	133	–	–	–	–	–	133
Profit attributable to shareholders	5,521	5,620	820	459	(61)	(22)	6,280	6,057
At 31st December								
Assets								
Segment assets	48,292	47,799	6	8	45	16	48,343	47,823
Interest in associates	11	12	9,078	8,329	109	84	9,198	8,425
Bank balances and other liquid funds	–	–	–	–	1,426	464	1,426	464
Consolidated total assets	48,303	47,811	9,084	8,337	1,580	564	58,967	56,712
Other information								
Capital expenditure	2,246	2,106	–	–	–	–	2,246	2,106
Depreciation	1,948	1,927	–	–	–	–	1,948	1,927

Notes on the Financial Statements

Appendix 2

Principal Subsidiaries

The following list contains only the particulars of subsidiaries as at 31st December 2004 which principally affected the results, assets or liabilities of the Group:

Name	Issued Share Capital and Debt Securities	Percentage of Equity Held by the Company	Place of Incorporation/ Operation	Principal Activity
The Hongkong Electric Company, Limited 香港電燈有限公司	HK$2,411,600,000	100	Hong Kong	Electricity generation and supply
Associated Technical Services Limited	HK$1,000,000	100	Hong Kong	Consulting
Cavendish Construction Limited	HK$4,200,000	100	Hong Kong	Contracting
Fortress Advertising Company Limited	HK$2	100	Hong Kong	Advertising
Hongkong Electric Fund Management Limited	HK$20	100	Hong Kong	Trustee
Gusbury Enterprises Incorporation	US$2	100	Panama/Hong Kong	Investment holding
HKE International Limited	US$1	100	British Virgin Islands/ Hong Kong	Investment holding
Hongkong Electric (Natural Gas) Limited	US$1	100	British Virgin Islands/ Hong Kong	Investment holding
Hongkong Electric (Cayman) Limited	US$1 and HK$1,000 million Hong Kong dollar notes (see note 20)	100	Cayman Islands/ Hong Kong	Financing
Hongkong Electric Finance (Cayman) Limited	US$1 and HK$1,500 million Hong Kong dollar notes (see note 20)	100	Cayman Islands/ Hong Kong	Financing
Fenning Limited	HK$20	100	Hong Kong	Contracting
Dunway Investment Limited	US$1	100	British Virgin Islands	Investment
Hongkong Electric International Limited	US$1	100	British Virgin Islands	Investment holding
Hongkong Electric Finance Limited	US$1 HK$500 million Hong Kong dollar notes (see note 20)	100*	British Virgin Islands/ Hong Kong	Financing
HEI Investment Holdings Limited	HK$2	100*	Hong Kong	Investment holding
Rayong Energy Developments Limited	US$1	100*	British Virgin Islands/ Hong Kong	Investment holding
Sigerson Business Corp.	US$1	100*	British Virgin Islands	Investment holding
HEI Utilities (Malaysian) Ltd	A$637,510	100*	British Virgin Islands	Investment holding
HEI Power (Malaysian) Ltd	A$52,510	100*	British Virgin Islands	Investment holding
Hong Kong Electric International Finance (Australia) Pty Limited	A$1	100*	Australia	Financing
HEI Transmission Finance (Australia) Pty Limited	A$12	100*	Australia	Financing
HEI Utilities Development Limited	A$280,010	100*	Bahamas	Investment holding
HEI Distribution Finance (Australia) Pty Limited	A$100	100*	Australia	Financing
Riverland Investment Limited	US$1	100*	British Virgin Islands	Investment holding
Hongkong Electric International Power (Mauritius) Limited	US$2	100*	Mauritius	Investment holding
Kentson Limited	US$1	100*	British Virgin Islands	Investment holding
Alpha Central Profits Limited	US$1	100*	British Virgin Islands	Investment holding

* *Indirectly held*

Appendix 3

Principal Associates

The following list contains only the particulars of associates as at 31st December 2004 which principally affected the results or assets of the Group:

Name	Issued Share Capital	Percentage of Group's Effective Interest	Place of Incorporation/ Operation	Principal Activity
Secan Limited	HK$10	20%	Hong Kong	Property development
ETSA Utilities Partnership	(see note (a) below)	50%	Australia	Electricity distribution
CKI/HEI Electricity Distribution Holdings (Australia) Pty Limited (see note (b) below)	A$200	50%	Australia	Investment holding
CKI/HEI Electricity Distribution Pty Limited (see note (c) below)	A$200	50%	Australia	Electricity distribution
CKI/HEI Electricity Distribution Two Pty Limited (see note (d) below)	A$200	50%	Australia	Electricity distribution
CKI/HEI Electricity Assignment Limited	US$2	50%	British Virgin Islands	Investment holding
Ratchaburi Power Company, Limited ("RPC") (see note (e) below)	THB1,665,000,000	25%	Thailand	Electricity generation and supply

Notes:

(a) *ETSA Utilities Partnership is an unincorporated body formed by five companies, namely, HEI Utilities Development Limited, CKI Utilities Development Limited, HEI Utilities Holdings Limited, CKI Utilities Holdings Limited and CKI/HEI Utilities Distribution Limited, to operate and manage the electricity distribution business in the State of South Australia. HEI Utilities Development Limited is a wholly-owned subsidiary of the Group. HEI Utilities Holdings Limited, CKI Utilities Holdings Limited and CKI/HEI Utilities Distribution Limited are associates of the Group.*

(b) *This company is the holding company of CKI/HEI Electricity Distribution Pty Limited and CKI/HEI Electricity Distribution Two Pty Limited.*

(c) *This company is the holding company of the Powercor Australia Group, comprising Powercor Pty Limited, Powercor Australia LLC, Powercor Australia Holdings Pty Limited and Powercor Australia Limited, which operate and manage an electricity distribution business in the State of Victoria, Australia.*

(d) *This company is the holding company of CitiPower I Pty Limited, which similar to Powercor Australia Group, is one of five electricity distributors in the State of Victoria, Australia.*

(e) *RPC is incorporated in Thailand and is principally engaged in the development, financing, construction, installation, testing, operation and maintenance of a power generating station in Thailand. Commitments in relation to the investment in this associate are included in note 27. On 27th February 2004, the shareholding of RPC was reduced from 26% to 25% after the finalisation of shareholding arrangements with five other shareholders.*

Extracts of Financial Statements of ETSA Utilities Partnership

Consolidated Profit and Loss Account

For the year ended 31st December 2004

	2004 A$ million	2004 HK$ million Eqv.	2003 A$ million	2003 HK$ million Eqv.
Turnover	732	4,205	705	3,607
Operations and services expenses	(288)	(1,653)	(273)	(1,396)
Operating profit before interest, taxation, depreciation and amortisation	444	2,552	432	2,211
Depreciation and amortisation	(118)	(676)	(134)	(688)
Profit before interest and taxation	326	1,876	298	1,523

Consolidated Balance Sheet

As at 31st December 2004

	2004 A$ million	2004 HK$ million Eqv.	2003 A$ million	2003 HK$ million Eqv.
Non-current assets	4,051	24,031	3,981	22,818
Current assets	754	4,472	240	1,376
Current liabilities	(869)	(5,155)	(270)	(1,548)
	3,936	23,348	3,951	22,646
Share capital	1	6	1	6
Accumulated losses	(78)	(463)	(79)	(451)
	(77)	(457)	(78)	(445)
Non-current liabilities				
– subordinated loans	1,270	7,534	1,270	7,280
– other borrowings and payables	2,743	16,271	2,759	15,811
	3,936	23,348	3,951	22,646

Note: Certain comparative figures have been adjusted to conform with change in presentation.

Extracts of Financial Statements of CKI/HEI Electricity Distribution Holdings (Australia) Pty Limited

Consolidated Profit and Loss Account

For the year ended 31st December 2004

	2004 A$ million	2004 HK$ million Eqv.	2003 A$ million	2003 HK$ million Eqv.
Turnover	859	4,936	808	4,132
Operations and services expenses	(289)	(1,664)	(254)	(1,309)
Operating profit before interest, taxation, depreciation and amortisation	570	3,272	554	2,823
Depreciation and amortisation	(147)	(848)	(152)	(777)
Profit before interest and taxation	423	2,424	402	2,046

Consolidated Balance Sheet

As at 31st December 2004

	2004 A$ million	2004 HK$ million Eqv.	2003 A$ million	2003 HK$ million Eqv.
Non-current assets	4,597	27,275	4,295	24,621
Current assets	146	864	207	1,188
Current liabilities	(182)	(1,081)	(158)	(909)
	4,561	27,058	4,344	24,900
Retained profits	519	3,079	334	1,915
Non-current liabilities				
– subordinated loans	1,312	7,783	1,312	7,520
– other borrowings and payables	2,730	16,196	2,698	15,465
	4,561	27,058	4,344	24,900

Five-Year Group Profit Summary and Group Balance Sheet

Five-Year Group Profit Summary

HK$ million	**2004**	2003	2002	2001	2000
Turnover	**11,407**	11,250	11,605	10,867	10,643
Operating profit	**7,017**	7,394	7,677	6,715	6,348
Share of results of associates	**314**	241	163	472	(2)
Profit before taxation	**7,331**	7,635	7,840	7,187	6,346
Income tax	**(1,051)**	(1,711)	(1,204)	(1,127)	(987)
Profit after taxation	**6,280**	5,924	6,636	6,060	5,359
Scheme of Control transfers	**–**	133	(12)	96	(174)
Profit attributable to shareholders	**6,280**	6,057	6,624	6,156	5,185

Five-Year Group Balance Sheet

HK$ million	**2004**	2003	2002	2001	2000
Fixed assets	**45,276**	45,024	45,202	43,955	41,592
Interest in associates	**9,198**	8,425	7,910	4,783	6,326
Other investments	**39**	7	405	393	891
Other non-current assets	**296**	236	228	–	–
Net current assets/(liabilities)	**1,242**	(845)	(2,226)	(588)	(3,035)
Total assets less current liabilities	**56,051**	52,847	51,519	48,543	45,774
Non-current liabilities	**(18,195)**	(17,531)	(18,890)	(19,106)	(19,103)
Rate Reduction Reserve	**–**	(5)	(10)	(9)	(14)
Development Fund	**–**	–	(139)	(138)	(249)
Net assets	**37,856**	35,311	32,480	29,290	26,408
Share capital	**2,134**	2,134	2,134	2,134	2,134
Reserves	**35,722**	33,177	30,346	27,156	24,274
Capital and reserves	**37,856**	35,311	32,480	29,290	26,408

Ten-Year Scheme of Control Statement

The Hongkong Electric Company, Limited

(a) Scheme of Control

The activities of The Hongkong Electric Company, Limited ("HEC"), a wholly-owned subsidiary of the Company, are subject to a Scheme of Control ("SOC") agreed with the Hong Kong SAR Government. This SOC was renewed with effect from 1st January 1994 and is effective until 31st December 2008. During this period, each party has the right, during the year ended 31st December 1998 and the year ended 31st December 2003, to request modification of the SOC, subject to agreement being reached by all parties.

The SOC provides for HEC to earn a Permitted Return of 13.5% of average net fixed assets plus 1.5% of average net fixed assets acquired after 1st January 1979 from the additional shareholders' investment as defined in the SOC. The Permitted Return is determined after any excess capacity adjustment, in accordance with the Annex of the SOC. No excess capacity adjustment was required in 2004. Any difference between the Permitted Return and the SOC net revenue of HEC must be transferred to or (from) a Development Fund from or (to) the Profit and Loss Account of HEC. Where the SOC net revenue is less than the Permitted Return, the amount transferred from the Development Fund to the Profit and Loss Account shall not exceed the balance of the Development Fund. In calculating this SOC net revenue, interest relating to the acquisition of fixed assets (whether it has been charged to revenue or capitalised) up to 8% per annum, is added to, and a tax adjustment is made against, profit after taxation. In addition, each year 8% of the average balance of the Development Fund is transferred from the Profit and Loss Account of HEC to a Rate Reduction Reserve, the purpose of which is to rebate electricity charges to customers.

In accordance with the renewed SOC effective 1st January 1994, HEC is required to retain a SOC tax adjustment at historical tax rates. This tax adjustment shall be retained within HEC until such time as it may be required to pay the tax.

(b) Ten-Year Scheme of Control Statement for the Year Ended 31st December

HK$ million	**2004**	2003	2002	2001	2000	1999	1998	1997	1996	1995
Sales of electricity	11,442	11,263	11,522	10,911	10,543	9,577	9,627	8,366	7,980	7,271
Less: Transfer to Fuel Clause Account	(443)	(726)	(724)	(740)	(801)	(745)	(623)	(479)	(449)	(458)
Other Scheme of Control revenue	51	66	56	59	54	64	62	66	86	60
Gross tariff revenue	11,050	10,603	10,854	10,230	9,796	8,896	9,066	7,953	7,617	6,873
Fuel costs	(1,301)	(983)	(972)	(917)	(823)	(842)	(973)	(1,036)	(1,034)	(965)
Operating costs	(1,105)	(918)	(833)	(848)	(845)	(798)	(755)	(742)	(711)	(899)
Interest	(83)	(195)	(196)	(359)	(590)	(648)	(778)	(436)	(424)	(241)
Depreciation	(1,810)	(1,782)	(1,671)	(1,572)	(1,448)	(1,348)	(1,382)	(1,152)	(1,070)	(845)
Profit on disposal of fixed assets	–	317	–	–	–	–	–	–	–	–
Net revenue before taxation	6,751	7,042	7,182	6,534	6,090	5,260	5,178	4,587	4,378	3,923
Scheme of Control taxation	(1,167)	(1,193)	(1,134)	(1,010)	(862)	(747)	(822)	(748)	(713)	(649)
Net revenue after taxation	5,584	5,849	6,048	5,524	5,228	4,513	4,356	3,839	3,665	3,274
Interest on borrowed capital	128	218	329	524	775	790	867	780	666	601
Interest on incremental customers' deposits	–	–	–	3	3	1	–	–	–	–
Scheme of Control net revenue	5,712	6,067	6,377	6,051	6,006	5,304	5,223	4,619	4,331	3,875
Transfer from/(to) Development Fund	–	139	(1)	111	(160)	251	(2)	218	82	6
Shortfall in Development Fund	869	228	–	–	–	–	–	–	–	–
Permitted return	6,581	6,434	6,376	6,162	5,846	5,555	5,221	4,837	4,413	3,881
Shortfall in Development Fund	(869)	(228)	–	–	–	–	–	–	–	–
Interest on borrowed capital	(128)	(218)	(329)	(524)	(775)	(790)	(867)	(780)	(666)	(601)
Interest on incremental customers' deposits	–	–	–	(3)	(3)	(1)	–	–	–	–
Transfer to Rate Reduction Reserve	–	(6)	(11)	(15)	(14)	(17)	(27)	(36)	(48)	(51)
Net return	5,584	5,982	6,036	5,620	5,054	4,747	4,327	4,021	3,699	3,229

Ten-Year Balance Sheet

As at 31st December

The Hongkong Electric Company, Limited

HK$ million	**2004**	2003	2002	2001	2000	1999	1998	1997	1996	1995
Non-current assets										
Fixed assets	45,353	45,104	45,287	44,045	41,688	39,761	37,750	35,120	32,315	29,087
Employee retirement benefit assets	277	220	212	–	–	–	–	–	–	–
	45,630	45,324	45,499	44,045	41,688	39,761	37,750	35,120	32,315	29,087
Current assets										
Coal and fuel oil	189	86	120	138	100	142	135	143	188	152
Stores and materials	275	281	292	301	299	309	291	280	275	265
Fuel Clause Account	1,197	1,147	1,235	1,216	981	262	186	–	–	–
Trade and other receivables	1,049	1,018	1,039	664	633	641	525	486	416	348
Bank balances	7	3	2	5	12	9	–	–	6	1
	2,717	2,535	2,688	2,324	2,025	1,363	1,137	909	885	766
Current liabilities										
Bank loans and other borrowings	(7,535)	(8,269)	(9,266)	(7,944)	(6,573)	(5,992)	(5,176)	(4,680)	(4,901)	(3,326)
Fuel Clause Account	–	–	–	–	–	–	–	(7)	(20)	(103)
Trade and other payables	(1,010)	(1,011)	(1,242)	(1,858)	(1,511)	(1,867)	(2,309)	(2,351)	(1,957)	(3,024)
Current taxation	(229)	(301)	(419)	(792)	(209)	(227)	(179)	(142)	(204)	(53)
	(8,774)	(9,581)	(10,927)	(10,594)	(8,293)	(8,086)	(7,664)	(7,180)	(7,082)	(6,506)
Net current liabilities	(6,057)	(7,046)	(8,239)	(8,270)	(6,268)	(6,723)	(6,527)	(6,271)	(6,197)	(5,740)
Total assets less current liabilities	39,573	38,278	37,260	35,775	35,420	33,038	31,223	28,849	26,118	23,347
Non-current liabilities										
Bank loans and other borrowings	(4,276)	(3,852)	(7,295)	(8,036)	(9,639)	(8,790)	(8,444)	(8,343)	(5,649)	(3,461)
Deferred creditors	(548)	(760)	(972)	(1,184)	(1,362)	(1,770)	(2,036)	(1,734)	(3,103)	(4,064)
Customers' deposits	(1,455)	(1,387)	(1,350)	(1,302)	(1,242)	(1,169)	(1,131)	(1,084)	(1,016)	(958)
Employee retirement benefit liabilities	(79)	(68)	(57)	–	–	–	–	–	–	–
Deferred taxation *(Note 4)*	(5,236)	(5,105)	(4,599)	–	–	–	–	–	–	–
	(11,594)	(11,172)	(14,273)	(10,522)	(12,243)	(11,729)	(11,611)	(11,161)	(9,768)	(8,483)
Rate Reduction Reserve *(Note 1)*	–	(5)	(10)	(9)	(14)	(21)	(62)	(92)	(93)	(80)
Development Fund *(Note 2)*	–	–	(139)	(138)	(249)	(89)	(340)	(338)	(556)	(638)
Net Assets	27,979	27,101	22,838	25,106	22,914	21,199	19,210	17,258	15,701	14,146
Capital and Reserves										
Share capital	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411	2,411
Reserves *(Notes 3 & 4)*	–	-	937	2,460	2,201	1,975	1,724	1,390	1,066	730
Proposed dividend	4,244	5,200	1,903	4,311	3,917	3,945	3,518	3,036	2,828	2,409
	6,655	7,611	5,251	9,182	8,529	8,331	7,653	6,837	6,305	5,550
Loan capital	21,324	19,490	17,587	15,924	14,385	12,868	11,557	10,421	9,396	8,596
	27,979	27,101	22,838	25,106	22,914	21,199	19,210	17,258	15,701	14,146

Notes:

(1) The purpose of this reserve is to reduce, by means of rebates, electricity tariffs to customers.

(2) The main purpose of the development fund is to assist in financing the acquisition of fixed assets and it is not part of shareholders' funds.

(3) Up to 2001, these reserves include a Scheme of Control tax adjustment, calculated in accordance with the renewed Scheme of Control Agreement effective 1st January 1994. These represent the accumulated difference between depreciation and the Inland Revenue tax allowances, applying the tax rate applicable to each respective year. This Scheme of Control tax adjustment was required to be retained within The Hongkong Electric Company, Limited ("HEC") until such time as it may be required to pay the tax. Starting from 2002 following the implementation of Hong Kong Statement of Standard Accounting Practice No. 12 (revised) "Income Taxes", a deferred tax liability has been recognised on HEC's balance sheet and this Scheme of Control tax adjustment is no longer considered necessary.

(4) Hong Kong Statement of Standard Accounting Practice No.12 (revised) "Income Tax" was first effective for accounting periods beginning on or after 1st January 2003. In order to comply with this revised Statement, the Group adopted a new accounting policy for deferred tax in 2003. Figures for 2002 have been adjusted. However, it is not practicable to restate earlier years for comparison purposes.

Ten-Year Operating Statistics

The Hongkong Electric Company, Limited

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Units Sold (Millions of kWh)										
Commercial	7,781	7,596	7,709	7,456	7,141	6,875	6,781	6,401	6,148	5,782
Domestic	2,332	2,346	2,443	2,359	2,346	2,288	2,448	2,212	2,243	2,089
Industrial	480	471	490	496	505	490	464	466	482	509
Total (Millions of kWh) *(Note 1)*	10,593	10,413	10,642	10,311	9,992	9,653	9,693	9,079	8,873	8,380
Annual Increase (%)	1.7	(2.2)	3.2	3.2	3.5	(0.4)	6.8	2.3	5.9	1.5
Average Net Tariff (Cents per kWh)										
Basic Tariff	108.5	108.5	108.5	105.7	105.7	99.4	99.4	92.2	89.9	86.8
Fuel Clause Rebate	(4.1)	(6.1)	(7.1)	(9.3)	(15.2)	(8.5)	(8.5)	(5.4)	(6.0)	(6.0)
Special Rebate	(1.0)	(1.0)	–	–	–	–	–	–	–	–
Rate Reduction Rebate	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)	(0.6)	(0.6)	(0.4)	(0.4)	(0.4)
Net Tariff (Cents per kWh)	103.3	101.3	101.3	96.2	90.3	90.3	90.3	86.4	83.5	80.4
	(Note 2)	*(Note 3)*								
Number of Customers (000's)	552	547	544	536	526	519	513	513	504	493
Installed Capacity (MW)										
Gas Turbines and Standby Units	920	920	920	805	805	805	805	805	805	805
Coal-Fired Units	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,150	2,150
Total (MW)	3,420	·3,420	3,420	3,305	3,305	3,305	3,305	3,305	2,955	2,955
System Maximum Demand (MW)	2,588	2,440	2,436	2,516	2,417	2,343	2,316	2,205	2,118	2,006
Annual Increase (%)	6.1	0.2	(3.2)	4.1	3.2	1.2	5.0	4.1	5.6	(0.7)
Annual Load Factor (%)	52.9	55.3	55.2	53.0	53.5	53.4	54.2	53.5	54.3	54.2
Thermal Efficiency (%)	35.3	35.3	35.4	35.5	35.6	35.8	35.9	35.8	35.8	35.3
Coal-Fired Plant Availability (%)	87.6	87.0	88.2	87.9	84.3	87.1	89.2	91.0	90.8	91.9
Number of Switching Stations	22	23	22	20	20	20	18	18	17	17
Number of Zone Substations	26	28	26	25	25	25	23	23	22	22
Number of Consumer Substations	3,570	3,531	3,487	3,444	3,391	3,309	3,230	3,172	3,101	3,021
Number of Employees	2,022	2,092	2,168	2,277	2,325	2,403	2,490	2,542	2,625	2,700
Capital Expenditure ($ Million)	2,248	2,106	3,145	4,133	3,549	3,622	4,248	4,107	4,424	5,459

Notes:

(1) 2002 included a one-off adjustment arising from a change in the recognition of electricity units sold during the year.

(2) Applicable from April 2004 to December 2004.

(3) Applicable from January 2003 to March 2004.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held in the Ballroom, 1st Floor, The Harbour Plaza, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 12th May 2005 at 12:00 noon for the following purposes:

Ordinary Business

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2004.
2. To declare a final dividend.
3. To re-elect retiring Directors.
4. To appoint Auditors and authorise the Directors to fix their remuneration.

Special Business

5. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

(a) a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period to issue and dispose of additional shares of the Company not exceeding twenty per cent of the existing issued share capital of the Company as at the date of passing this resolution, such mandate to include the granting of offers or options (including bonds and debentures convertible into shares of the Company) which might be exercisable or convertible during or after the Relevant Period; and

(b) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by any ordinary resolution of the shareholders of the Company in general meeting."

6. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to repurchase shares of HK$1.00 each in the issued capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the number of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent of the number of shares of the Company in issue at the date of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

7. To consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** the general mandate granted to the Directors to allot, issue and deal with additional shares pursuant to Resolution 5 set out in the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 6 set out in the notice convening this meeting, provided that such amount shall not exceed ten per cent of the aggregate nominal amount of the existing issued share capital of the Company as at the date of passing the relevant resolution."

By Order of the Board

Lillian Wong
Company Secretary
Hong Kong, 7th April 2005

Notes:

(1) At the Annual General Meeting, the Chairman of the Meeting will exercise his power under Article 80 of the Company's Articles of Association to put each of the above resolutions to the vote by way of a poll.

(2) A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and on a poll, vote for him. A proxy need not be a member. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong, not later than 48 hours before the time for holding the Meeting.

(3) The register of members will be closed from Thursday, 5th May 2005 to Thursday, 12th May 2005, both days inclusive. To qualify for the dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 4th May 2005.

(4) Regarding Resolution 3 above, Mr. George C. Magnus, Mr. Canning Fok Kin-ning, Mr. Tso Kai-sum, Mr. Ronald J. Arculli, Mrs. Susan M.F. Chow, Mr. Andrew Hunter, Mr. Kam Hing-lam, Mr. Holger Kluge, Mr. Victor Li Tzar-kuoi and Mr. Ewan Yee Lup-yuen will retire and, being eligible, offer themselves for re-election at the Meeting. For particulars of these Directors required to be disclosed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), shareholders may refer to the circular mentioned in Note (6) below.

(5) With reference to Resolution 5 above, the Directors wish to state that they have no immediate plans to issue any new shares in the Company.

(6) With reference to Resolution 6 above, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares in circumstances which they deem appropriate for the benefit of the shareholders. The explanatory statement containing the information relating to the repurchase of shares, as required by the Listing Rules, will be despatched to the members together with the 2004 annual report.

Corporate Information

Chairman	George C. Magnus
Deputy Chairman	Canning Fok Kin-ning
Group Managing Director	Tso Kai-sum
Executive Directors	Andrew J. Hunter Kam Hing-lam Francis Lee Lan-yee Victor Li Tzar-kuoi Frank John Sixt
Directors	Ronald Joseph Arculli Susan M.F. Chow Holger Kluge Ralph Raymond Shea Wong Chung-hin Ewan Yee Lup-yuen
Company Secretary	Lillian Wong
Registered Office	Hongkong Electric Centre, 44 Kennedy Road, Hong Kong Telephone: 2843 3111 Facsimile: 2537 1013 E-mail: mail@hec.com.hk Website: www.hec.com.hk
Bankers	The Hongkong and Shanghai Banking Corporation Limited
Solicitors	Johnson Stokes & Master
Auditors	KPMG
Registrars	Computershare Hong Kong Investor Services Limited 46th Floor and Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
ADR Depositary	Citibank, N.A. American Depositary Receipts Services 111 Wall Street, New York, N.Y. 10043, U.S.A.

Financial Calendar

Half-year results	announced 5th August 2004
Full-year results	announced 10th March 2005
Annual Report	posted to shareholders on or before 7th April 2005
Share register closed	5th May 2005 to 12th May 2005
Annual General Meeting	to be held 12th May 2005
Dividends per share	
Interim : $0.58	paid 24th September 2004
Final : $1.19	payable 13th May 2005

Hongkong Electric Holdings Limited

Hongkong Electric Centre
44 Kennedy Road, Hong Kong
Telephone: 2843 3111
Facsimile: 2537 1013
Website: www.hec.com.hk

Design and Production by Citigate Lloyd Northover Photo Pages 10-11: SCMP photo



香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock code: 006)

PROPOSED GENERAL MANDATES TO ISSUE NEW SHARES AND TO REPURCHASE SHARES, AND DIRECTORS PROPOSED TO BE RE-ELECTED

31st March 2005



香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock code: 006)

Directors:
GEORGE C. MAGNUS *(Chairman)*
CANNING FOK KIN-NING *(Deputy Chairman)*
TSO KAI-SUM *(Group Managing Director)*
RONALD JOSEPH ARCULLI
SUSAN M.F. CHOW
ANDREW J. HUNTER
KAM HING-LAM
* HOLGER KLUGE
FRANCIS LEE LAN-YEE
VICTOR LI TZAR-KUOI
* RALPH RAYMOND SHEA
FRANK J. SIXT
* WONG CHUNG-HIN
EWAN YEE LUP-YUEN

* *Independent Non-Executive Director*

Registered Office:
44 Kennedy Road
Hong Kong

31st March 2005

To the Shareholders,

Dear Sir or Madam,

PROPOSED GENERAL MANDATES TO ISSUE NEW SHARES AND TO REPURCHASE SHARES, AND DIRECTORS PROPOSED TO BE RE-ELECTED

INTRODUCTION

The purpose of this circular is to provide you with information regarding the general mandates to issue shares and to repurchase shares which are proposed to be granted to the Directors, and the proposed re-election of the Directors who are due to retire. These resolutions will be proposed at the Annual General Meeting of the Company convened for 12th May 2005.

SHARE BUYBACK AND SHARE ISSUE GENERAL MANDATES

On 13th May 2004 a general mandate was given to the Directors to exercise the powers of the Company to repurchase shares of the Company. Such mandate will lapse at the conclusion of the forthcoming Annual General Meeting of the Company. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the Annual General Meeting granting the Directors a general mandate to repurchase shares representing not more than 10 per cent. of the share capital of the Company in issue at the date of passing the resolution (the "Buyback Mandate"). In accordance with the relevant rules set out in the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") regulating the repurchase by companies of their own securities on the Stock Exchange, the Company is required to send Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares. This explanatory statement is set out in **Appendix I** to this document.

Ordinary resolutions will also be proposed at the Annual General Meeting (i) to grant the Directors a general mandate to issue and otherwise deal with shares up to a limit equal to 20 per cent. of the issued shares of the Company at the date of passing of such resolution and (ii) to approve the addition of repurchased shares (up to a maximum of 10 per cent. of the issued shares of the Company at the date of passing of such resolution) to the 20 per cent. general mandate.

DIRECTORS PROPOSED TO BE RE-ELECTED

In accordance with article 116 of the Company's articles of association, the Directors retiring by rotation at the forthcoming Annual General Meeting are Mr. George C. Magnus, Mr. Canning Fok Kin-ning, Mr. K.S. Tso, Mr. Ronald Arculli, Mrs. Susan M.F. Chow, Mr. Andrew Hunter, Mr. Kam Hing-lam, Mr. Holger Kluge, Mr. Victor Li Tzar-kuoi and Mr. Ewan Yee Lup-yuen, who, being eligible, offer themselves for re-election. The particulars of these Directors which are required to be disclosed by the Listing Rules are set out in **Appendix II** to this Document.

ANNUAL GENERAL MEETING

The resolutions to be proposed at the forthcoming Annual General Meeting are set out in full in the notice of Annual General Meeting included in the Annual Report. Your right to demand a poll on the resolutions at the Meeting is set out in **Appendix III** to this Document. Whether or not you intend to be present at the Meeting, you are requested to complete the form of proxy and return it to the registered office of the Company at the address stated above in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the Meeting. The Directors believe that the resolutions set out in the notice of the Meeting are in the best interests of the Company and its Shareholders as a whole and recommend you to vote in favour of such resolutions at the Meeting.

Yours faithfully,
GEORGE C. MAGNUS
CHAIRMAN

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules and also constitutes the Memorandum required under section 49BA of the Companies Ordinance.

SHARE CAPITAL

As at 18th March 2005 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 2,134,261,654 shares of HK$1 each ("Shares").

Exercise in full of the Buyback Mandate, on the basis that no further Shares are issued prior to the date of the Annual General Meeting, could accordingly result in up to 213,426,165 Shares being repurchased by the Company during the course of the period ending on the earlier of the date of the Annual General Meeting in 2006, and the date upon which such authority is revoked or varied.

REASONS FOR REPURCHASE

The Directors believe that it is in the best interests of the Company and its shareholders to seek a general authority from shareholders to enable the Directors to purchase Shares of the Company in the market. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share. The Directors are seeking a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

FUNDING OF REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company.

There could be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31st December 2004) in the event that the Buyback Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Buyback Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this document and during the period from 1st March 2005 to 18th March 2005 (the latest practicable date prior to the printing of this document) were as follows:

	Highest	**Lowest**
	HK$	*HK$*
March 2004	34.70	32.10
April 2004	34.80	33.40
May 2004	34.50	29.95
June 2004	34.50	32.10
July 2004	33.70	32.00
August 2004	34.90	33.10
September 2004	35.60	34.20
October 2004	35.10	33.90
November 2004	35.50	34.20
December 2004	35.80	34.70
January 2005	35.60	34.10
February 2005	35.70	34.30
1st March 2005 to 18th March 2005	35.70	34.50

DISCLOSURE OF INTERESTS

The Directors have given an undertaking to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make all repurchases pursuant to the Buyback Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company if the Buyback Mandate is approved and exercised. No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Buyback Mandate is approved and exercised.

As at 18th March 2005 (the latest practicable date prior to the printing of this document), Cheung Kong Infrastructure Holdings Ltd. ("CKI") and its subsidiary Hyford Ltd. held through certain subsidiaries of Hyford Ltd. (including Monitor Equities S.A. and Univest Equity S.A.) a total of 829,599,612 Shares, representing 38.87% of the issued share capital of the Company. By virtue of their direct and/or indirect shareholdings in CKI, Hutchison Whampoa Ltd. and its subsidiaries. Hutchison International Ltd. and Hutchison Infrastructure Holdings Ltd., Cheung Kong (Holdings) Limited, Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust, Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust, Messrs. Li Ka-Shing and Victor Li Tzar-kuoi (collectively the "Substantial Shareholders") were each deemed to hold these same 829,599,612 Shares.

In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Buyback Mandate, then (if the present shareholdings otherwise remained the same) the shareholding of CKI in the Company would be increased to approximately 43.19% of the issued share capital of the Company and similarly, so would the deemed shareholdings of each of the Substantial Shareholders be increased. In the opinion of the Directors such increase may give rise to an obligation to make a mandatory offer under Rule 26.1 of the Hong Kong Code on Takeovers and Mergers.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

APPENDIX II

The following are the details (as required by the Listing Rules) of the Directors who will retire by rotation and, being eligible, offer themselves for re-election at the Annual General Meeting to be held on 12th May 2005.

1. **Mr. George C. Magnus**, aged 69, has been an Executive Director of the Company since February 1985 and became Chairman in August 1993. He is also Chairman of The Hongkong Electric Company, Limited ("HEC"), a wholly owned subsidiary of the Company, and Director of certain subsidiaries of the Company. Mr. Magnus holds a Master's degree in Economics. He is Deputy Chairman of Cheung Kong (Holdings) Limited ("Cheung Kong"), Executive Director of Hutchison Whampoa Limited ("Hutchison"), Deputy Chairman of Cheung Kong Infrastructure Holdings Limited ("CKI"), Director of Hyford Limited and Hutchison International Limited ("HIL"), all being substantial shareholders of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). Cheung Kong, Hutchison and CKI are listed companies. He also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed herein, he does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. Mr. Magnus does not have any interests in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and him. He is entitled to receive a Chairman's salary (2004: HK$50,000) and a Director's fee (2004: HK$70,000). There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

2. **Mr. Canning Fok Kin-ning**, aged 53, has been an Executive Director of the Company since February 1985 and became Deputy Chairman in August 1993. He is also Deputy Chairman of HEC, a wholly owned subsidiary of the Company. Mr. Fok holds a Bachelor of Arts degree and is a member of the Australian Institute of Chartered Accountants. He is the Group Managing Director of Hutchison, the Deputy Chairman of CKI and a Director of Cheung Kong and HIL, all being substantial shareholders of the Company within the meaning of Part XV of the SFO, and holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed herein, he does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. He is also the Chairman of Hutchison Telecommunications International Limited, Hutchison Harbour Ring Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Global Communications Holdings Limited and Partner Communications Company Ltd., and the Co-Chairman of Husky Energy Inc.. In addition, he is a Non-executive Director of Hanny Holdings Limited and Panva Gas Holdings Limited. He was previously a Non-executive Director of AcrossAsia Limited (resigned on 12th March 2002) and Wing On Travel (Holdings) Limited (resigned on 30th December 2004). All companies named hereinabove mentioned except HEC and HIL are listed companies. Mr. Fok does not have any interests in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and him. He is entitled to receive a Director's fee (2004: HK$70,000). There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

3. **Mr. Tso Kai-sum**, aged 73, has been an Executive Director of the Company since February 1985 and became Group Managing Director in January 1997. He is also Director of most of the subsidiaries of the Company, including HEC. Mr. Tso worked with the Hongkong Electric Group from 1966 to 1981, holding positions of Chief Project Engineer HEC and Executive Director of Associated Technical Services Limited. He has extensive experience in the power industry and property development. He holds a Bachelor of Science degree in Engineering and is also a Chartered Engineer. Mr. Tso is an Executive Director of CKI, a listed company and a substantial and controlling shareholder of the Company. Save as disclosed herein, he does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. Mr. Tso was previously a Non-executive Director of CNOOC Limited, a listed company (resigned on 30th October 2002). Mr. Tso does not have any interests in the shares of the Company within the meaning of Part XV of the SFO. The annual remuneration package for Mr. Tso for the year 2004 under his service contract with the Company amounted to approximately HK$13.28 million. The emoluments were determined with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions. There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

4. **Mr. Ronald Joseph Arculli**, aged 66, was appointed Independent Non-executive Director in March 1997, and has been re-designated as Non-executive Director since September 2004. He is also Director of HEC, a wholly owned subsidiary of the Company. Mr. Arculli is a practising solicitor and has served on the Legislative Council from 1988 to 2000. He has a distinguished record of public service on numerous government committees and advisory bodies. Mr. Arculli is an Independent Non-executive Director of Hang Lung Properties Limited, HKR International Limited, SCMP Group Limited, Sino Hotels (Holdings) Limited, Sino Land Company Limited and Tsim Sha Tsui Properties Limited, and a Non-executive Director of Hutchison Harbour Ring Limited, all being listed companies. He does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. Mr. Arculli has a controlling interest in a company which holds 2,011 shares in the Company. There is no service contract between the Company and him. He is entitled to receive a Director's fee (2004: HK$70,000) and a further fee for serving as member of the Audit Committee (2004: HK$50,000). There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

5. **Mrs. Susan Chow Woo Mo Fong**, aged 51, has been a Non-executive Director of the Company since January 1996. She is also Director of HEC and Hongkong Electric Fund Management Limited, both being wholly owned subsidiaries of the Company. Mrs. Chow is a solicitor of the High Court of the Hong Kong Special Administrative Region and the Supreme Court of England and Wales. She holds a Bachelor's degree in Business Administration. Mrs. Chow is the Deputy Group Managing Director of Hutchison, an Executive Director of CKI, a Director of HIL, Hutchison Infrastructure Holdings Limited, Interman Development Inc., Monitor Equities S.A., Univest Equity S.A. and Venniton Development Inc., all being substantial shareholders of the Company within the meaning of Part XV of the SFO. Hutchison and CKI are listed companies. She also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed herein, she does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. In addition, she is also an Executive Director of Hutchison Harbour Ring Limited and Hutchison Global Communications Holdings Limited, and a Director of Hutchison Telecommunications International Limited, Partner Communications Company Ltd and TOM Group Limited, all being listed companies. Mrs. Chow does not have any interests in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and her. She is entitled to a Director's fee (2004: HK$70,000). There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

6. **Mr. Andrew John Hunter**, aged 46, has been Group Finance Director of the Company since January 1999. He is also Director of most of the subsidiaries of the Company, including HEC. Prior to joining the Hongkong Electric Group, Mr. Hunter was Finance Director of the Hutchison Property Group. He holds Master of Arts and Master of Business Administration degrees and is a member of the Institute of Chartered Accountants of Scotland. Mr. Hunter does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. He does not have any interests in the shares of the Company within the meaning of Part XV of the SFO. The annual remuneration package for Mr. Hunter for the year 2004 under his service contract with the Company amounted to approximately HK$7.93 million. The emoluments were determined with reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the prevailing market conditions. There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

7. **Mr. Kam Hing-lam**, aged 58, has been an Executive Director of the Company since May 1993. He is also Director of HEC, a wholly owned subsidiary of the Company. He holds a Bachelor of Science degree in Engineering and a Master's degree in Business Administration. Mr. Kam is President and CEO of CK Life Sciences Int'l., (Holdings) Inc. ("CK Life"). He is also an Executive Director of Hutchison, the Deputy Managing Director of Cheung Kong, the Group Managing Director of CKI and a Director of Hyford Limited, Interman Development Inc., Monitor Equities S.A., Univest Equity S.A., Venniton Development Inc. and HIL, all being substantial shareholders of the Company within the meaning of Part XV of the SFO. CK Life, Hutchison, Cheung Kong and CKI are listed companies. He also holds directorships in certain companies controlled by certain substantial shareholders of the Company. He is an uncle of Mr. Victor Li Tzar-kuoi, an Executive Director of the Company. Save as disclosed herein, he does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. Mr. Kam does not have any interests in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and him. He is entitled to a Director's fee (2004: HK$70,000). There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

8. **Mr. Holger Kluge**, aged 63, has been an Independent Non-executive Director of the Company since August 1999. He is also Director of HEC, a wholly owned subsidiary of the Company. Mr. Kluge holds a Bachelor of Commerce degree and a Master's degree in Business Administration. Mr. Kluge was formerly President of Personal and Commercial Bank, CIBC, one of the largest financial services institutions in North America. Mr. Kluge is an Independent Non-executive Director of Hutchison, a substantial shareholder of the Company within the meaning of Part XV of the SFO. Save as disclosed herein, he does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. He is also a Director of Hutchison Telecommunications (Australia) Limited, TOM Group Limited, Husky Energy Inc. and Loring Ward International Inc.. He was previously a Director of 724 Solutions Inc. (resigned on 10th July 2002), Polyphalt Inc. (resigned on 18th September 2002) and Assante Corporation (resigned on 14th November 2003). All the companies hereinabove mentioned except HEC are listed companies. Mr. Kluge does not have any interests in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and him. He is entitled to receive a Director's fee (2004: HK$70,000) and a further fee for serving as member of the Audit Committee (30/9/2004 to 31/12/2004: HK$12,740). There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

9. **Mr. Victor Li Tzar-kuoi**, aged 40, has been an Executive Director of the Company since May 1994. He is also Director of HEC, a wholly owned subsidiary of the Company. Mr. Li holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Structural Engineering. He serves as a member of the Standing Committee of the 10th National Committee of the Chinese People's Political Consultative Conference. He is also a member of the Commission on Strategic Development and the Economic and Employment Council of the Hong Kong Special Administrative Region. Mr. Li is the Managing Director and Deputy Chairman of Cheung Kong, Chairman of CKI, Deputy Chairman of Hutchison, Chairman of CK Life Sciences Int'l., (Holdings) Inc., Co-Chairman of Husky Energy Inc., all being listed companies, and Director of The Hongkong and Shanghai Banking Corporation Limited. He is a nephew of Mr. Kam Hing-lam, an Executive Director of the Company. Mr. Li acts as a Director of the substantial shareholders of the Company within the meaning of Part XV of the SFO, namely Cheung Kong, Hutchison, CKI, Hyford Limited and HIL. He also holds directorships in certain companies controlled by certain substantial shareholders of the Company. Save as disclosed herein, Mr. Li does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. He was previously an Independent Non-executive Director of Hopewell Holdings Limited, a listed company (resigned on 17th October 2002). Mr. Li is deemed under Part XV of the SFO to be interested in 850,765,104 shares of the Company in long position and 1 share of the Company in short position. There is no service contract between the Company and him. He is entitled to a Director's fee (2004: HK$70,000). There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

10. **Mr. Ewan Yee Lup-yuen**, aged 66, joined the Hongkong Electric Group in 1967 and appointed to the Board in January 1982. He was Managing Director of the Company from 1987 to 1996. He is also Director of HEC, Associated Technical Services Limited and Hongkong Electric Fund Management Limited, all being wholly owned subsidiaries of the Company. Mr. Yee is a Fellow of the Institute of Electrical Engineers in the United Kingdom and a Chartered Engineer. He does not have any relationship with any other director, senior management or substantial or controlling shareholders of the Company. Mr. Yee does not have any interest in the shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and him. He is entitled to a Director's fee (2004: HK$70,000). There are no other matters of significance concerning the Director that need to be brought to the attention of shareholders.

APPENDIX III

Article 80 of the Company's Articles of Association sets out the procedure by which shareholders may demand a poll:

At any General Meeting a Resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:—

(a) by the Chairman; or

(b) by at least five members present in person or by proxy; or

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded, a declaration by the Chairman that a Resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such Resolution.

本公司章程細則第八十條載有股東可要求以投票方式表決決議案的程序：

在任何股東大會上交由會議表決的決議案，須以舉手方式表決，除非(在宣布舉手表決的結果之時或之前)由下列的人士要求以投票方式表決，則不在此限：

(a) 主席；或

(b) 最少五名親自出席或委派代表出席的股東；或

(c) 佔全體有權在該會議上表決的股東的總表決權不少於十分之一，並親自出席或委派代表出席的任何一名或多於一名股東；或

(d) 持有授予在該會議上表決權利的本公司股份的一名或多於一名股東，而就該等股份已繳付的總款額乃相等於不少於授予該表決權的全部股份已繳總款額的十分之一。

除非有人如此要求以投票方式表決，否則主席宣布有關的決議案，已獲舉手表決通過或一致通過，或獲某特定大多數通過，或不獲通過，並且在載有公司會議記錄的簿冊內已登載相應的記項，即為有關事實的確證，而無須證明該項決議案所得的贊成票或反對票的數目或比例。

8. Mr. Holger Kluge，六十三歲，一九九九年八月獲委任為本公司獨立非執行董事。Mr. Kluge亦為本公司全資附屬公司香港電燈有限公司董事。Mr. Kluge持有商業學士學位及商業管理碩士學位。Mr. Kluge曾任加拿大帝國商業銀行私人及商業銀行總裁，該銀行為北美洲最大金融服務機構之一。Mr. Kluge為根據證券及期貨條例第XV部屬本公司主要股東和黃之獨立非執行董事。除所披露者外，Mr. Kluge與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。Mr. Kluge亦為Hutchison Telecommunications (Australia) Limited、TOM集團有限公司、赫斯基能源公司及Loring Ward International Inc.董事。Mr. Kluge曾任724 Solutions Inc.董事(於二零零二年七月十日辭任)、Polyphalt Inc.董事(於二零零二年九月十八日辭任)及Assante Corporation董事(於二零零三年十一月十四日辭任)。本文所述之所有公司(香港電燈有限公司除外)均為上市公司。根據證券及期貨條例第XV部，Mr. Kluge並無擁有本公司股份之任何權益。本公司與Mr. Kluge之間並無服務合約。Mr. Kluge可獲取董事酬金(二零零四年：港幣七萬元)及作為審計委員會成員之額外酬金(二零零四年九月三十日至二零零四年十二月三十一日：港幣一萬二千七百四十元)。概無其他有關該董事之重大事項須股東垂注。

9. **李澤鉅先生**，四十歲，一九九四年五月獲委任為本公司執行董事。李先生亦為本公司全資附屬公司香港電燈有限公司董事。李先生持有土木工程學士學位及結構工程碩士學位。李先生為中國人民政治協商會議第十屆全國委員會常務委員，同時任香港特別行政區策略發展委員會委員及經濟及就業委員會委員。李先生為長實董事總經理及副主席、長江基建主席、和黃副主席、長江生命科技集團有限公司主席、赫斯基能源公司聯席主席(上述公司均為上市公司)及香港上海滙豐銀行有限公司董事。李先生為本公司執行董事甘慶林先生之外甥。李先生出任根據證券及期貨條例第XV部屬本公司主要股東，即長實、和黃、長江基建、Hyford Limited及HIL之董事。李先生亦為若干受本公司若干主要股東控制之公司的董事。除所披露者外，李先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。李先生曾任上市公司合和實業有限公司獨立非執行董事(於二零零二年十月十七日辭任)。根據證券及期貨條例第XV部，李先生被視為於本公司850,765,104股股份中擁有好倉權益，並於1股股份中擁有淡倉權益。本公司與李先生之間並無服務合約。李先生可獲取董事酬金(二零零四年：港幣七萬元)。概無其他有關該董事之重大事項須股東垂注。

10. **余立仁先生**，六十六歲，一九六七年加入香港電燈集團，而於一九八二年一月獲委任為董事。余先生於一九八七年至一九九六年期間擔任本公司董事總經理。余先生亦為本公司全資附屬公司香港電燈有限公司、港燈協聯工程有限公司及香港電燈基金管理有限公司董事。余先生為英國電機工程師學會資深會士及特許工程師。余先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。根據證券及期貨條例第XV部，余先生並無擁有本公司股份之任何權益。本公司與余先生之間並無服務合約。余先生可獲取董事酬金(二零零四年：港幣七萬元)。概無其他有關該董事之重大事項須股東垂注。

4. **夏佳理先生**，六十六歲，一九九七年三月獲委任為獨立非執行董事，而於二零零四年九月轉任為非執行董事。夏先生亦為本公司全資附屬公司香港電燈有限公司董事。夏先生為執業律師，並於一九八八年至二零零零年期間服務立法會。夏先生曾任職於多個政府委員會及諮詢組織。夏先生亦為恒隆地產有限公司、香港興業國際集團有限公司、SCMP集團有限公司、信和酒店(集團)有限公司、信和置業有限公司及尖沙咀置業集團有限公司之獨立非執行董事，以及和記港陸有限公司(全部均為上市公司)非執行董事。夏先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。夏先生於一間持有本公司2,011股股份之公司擁有控制性權益。本公司與夏先生之間並無服務合約。夏先生可獲取董事酬金(二零零四年：港幣七萬元)及作為審計委員會成員之額外酬金(二零零四年：港幣五萬元)。概無其他有關該董事之重大事項須股東垂注。

5. **周胡慕芳女士**，五十一歲，一九九六年一月獲委任為本公司非執行董事。胡女士亦為本公司全資附屬公司香港電燈有限公司及香港電燈基金管理有限公司董事。胡女士為香港特別行政區高等法院及英國及威爾斯最高法院之執業律師，並持有商業管理學士學位。胡女士為和黃副集團董事總經理、長江基建執行董事、HIL、Hutchison Infrastructure Holdings Limited、Interman Development Inc.、Monitor Equities S.A.、Univest Equity S.A.及Venniton Development Inc.之董事，而上述公司根據證券及期貨條例第XV部均為本公司主要股東。和黃及長江基建均為上市公司。胡女士亦為若干受本公司若干主要股東控制之公司的董事。除所披露者外，胡女士與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。此外，胡女士亦為和記港陸有限公司及和記環球電訊控股有限公司之執行董事，並為和記電訊國際有限公司、Partner Communications Company Ltd.及TOM集團有限公司(全部均為上市公司)之董事。根據證券及期貨條例第XV部，胡女士並無擁有本公司股份之任何權益。本公司與胡女士之間並無服務合約。胡女士可獲取董事酬金(二零零四年：港幣七萬元)。概無其他有關該董事之重大事項須股東垂注。

6. **甄達安先生**，四十六歲，一九九九年一月獲委任為本公司集團財務董事。甄先生亦為本公司大部份附屬公司包括香港電燈有限公司之董事。在加入香港電燈集團前，甄先生曾任和記地產集團財務董事。甄先生持有文學院碩士學位及商業管理碩士學位，並為蘇格蘭特許會計師協會會員。甄先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。根據證券及期貨條例第XV部，甄先生並無擁有本公司股份之任何權益。按甄先生與本公司之服務合約，其二零零四年之年度酬金約為港幣七百九十三萬元。董事酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。概無其他有關該董事之重大事項須股東垂注。

7. **甘慶林先生**，五十八歲，一九九三年五月獲委任為本公司執行董事。甘先生亦為本公司全資附屬公司香港電燈有限公司董事。甘先生持有工程理學士學位及商業管理碩士學位。甘先生為長江生命科技集團有限公司(「長江生命」)總裁及行政總監。甘先生亦為和黃執行董事、長實副董事總經理、長江基建集團董事總經理、Hyford Limited、Interman Development Inc.、Monitor Equities S.A.、Univest Equity S.A.、Venniton Development Inc.及HIL之董事，而上述公司根據證券及期貨條例第XV部均為本公司主要股東。長江生命、和黃、長實及長江基建均為上市公司。甘先生亦為若干受本公司若干主要股東控制之公司的董事。甘先生為本公司執行董事李澤鉅先生之姨丈。除所披露者外，甘先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。根據證券及期貨條例第XV部，甘先生並無擁有本公司股份之任何權益。本公司與甘先生之間並無服務合約。甘先生可獲取董事酬金(二零零四年：港幣七萬元)。概無其他有關該董事之重大事項須股東垂注。

以下為有關於二零零五年五月十二日舉行之股東週年大會上輪值告退而願膺選留任之董事，根據上市規則須披露之資料。

1. **麥理思先生**，六十九歲，一九八五年二月獲委任為本公司執行董事，而於一九九三年八月獲委任為主席。麥先生亦為本公司全資附屬公司香港電燈有限公司主席及本公司若干附屬公司之董事。麥先生持有經濟碩士學位。麥先生為長江實業(集團)有限公司(「長實」)副主席、和記黃埔有限公司(「和黃」)執行董事及長江基建集團有限公司(「長江基建」)副主席、Hyford Limited及Hutchison International Limited(「HIL」)董事，而上述公司根據證券及期貨條例第XV部均為本公司主要股東。長實、和黃及長江基建均為上市公司。麥先生亦為若干受本公司若干主要股東控制之公司的董事。除所披露者外，麥先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。根據證券及期貨條例第XV部，麥先生並無擁有本公司股份之任何權益。本公司與麥先生之間並無服務合約。麥先生可獲取主席薪金(二零零四年：港幣五萬元)及董事酬金(二零零四年：港幣七萬元)。概無其他有關該董事之重大事項須股東垂注。

2. **霍建寧先生**，五十三歲，一九八五年二月獲委任為本公司執行董事，而於一九九三年八月獲委任為副主席。霍先生亦為本公司全資附屬公司香港電燈有限公司副主席。霍先生持有文學學士學位，並為澳洲特許會計師協會會員。霍先生為和黃集團董事總經理、長江基建副主席以及長實及HIL董事，而上述公司根據證券及期貨條例第XV部均為本公司主要股東。霍先生亦為若干受本公司若干主要股東控制之公司的董事。除所披露者外，霍先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。霍先生亦為和記電訊國際有限公司、和記港陸有限公司、Hutchison Telecommunications (Australia) Limited、和記環球電訊控股有限公司及Partner Communications Company Ltd. 之主席，以及赫斯基能源公司聯席主席。此外，霍先生為錦興集團有限公司及百江燃氣控股有限公司之非執行董事。霍先生曾任光亞有限公司非執行董事(於二零零二年三月十二日辭任)及永安旅遊(控股)有限公司非執行董事(於二零零四年十二月三十日辭任)。上文所指名之所有公司(香港電燈有限公司及HIL除外)均為上市公司。根據證券及期貨條例第XV部，霍先生並無擁有本公司股份之任何權益。本公司與霍先生之間並無服務合約。霍先生可獲取董事酬金(二零零四年：港幣七萬元)。概無其他有關該董事之重大事項須股東垂注。

3. **曹棨森先生**，七十三歲，一九八五年二月獲委任為本公司執行董事，而於一九九七年一月獲委任為集團董事總經理。曹先生亦為本公司大部份附屬公司包括香港電燈有限公司之董事。於一九六六年至一九八一年間，曹先生曾任職於港燈為工程建設科總工程師及港燈協聯工程有限公司執行董事。曹先生在電力業務及物業發展方面擁有廣泛經驗。曹先生持有工程理學士學位，並為特許工程師。曹先生亦為本公司主要及控股股東上市公司長江基建執行董事。除所披露者外，曹先生與本公司任何其他董事、高級管理層或主要或控股股東均無任何關係。曹先生曾任上市公司中國海洋石油有限公司非執行董事(於二零零二年十月三十日辭任)。根據證券及期貨條例第XV部，曹先生並無擁有本公司股份之任何權益。按曹先生與本公司之服務合約，其二零零四年之年度酬金約為港幣一千三百二十八萬元。董事酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。概無其他有關該董事之重大事項須股東垂注。

披露權益

董事局已向聯交所作出承諾，將按照上市規則及香港適合法例之規定，根據購回授權行使本公司權力進行所有購回。

倘若購回授權經批准及行使，本公司董事(就其作出一切合理查詢後所知)或其任何聯繫人仕目前均無意將任何股份售予本公司。本公司之其他關連人仕(如上市規則所下定義)均無知會本公司該等關連人仕目前有意將股份售予本公司，亦未承諾不將股份售予本公司。

截至二零零五年三月十八日(印備本文件前之最後實際可行日期)，長江基建集團有限公司(「長江基建」)及其附屬公司Hyford Ltd. 通過Hyford Ltd. 某些附屬公司(包括Monitor Equities S.A. 及Univest S.A.)共持有股份829,599,612股，佔本公司已發行股本38.87%。由於其在長江基建之直接及／或間接控股權，和記黃埔有限公司及其附屬公司和記企業有限公司及Hutchison Infrastructure Holdings Ltd.、長江實業(集團)有限公司、Li Ka-Shing Unity Trustee Company Limited 以 The Li Ka-Shing Unity Trust 信託人身份、Li Ka-Shing Unity Trustee Corporation Limited以The Li Ka-Shing Unity Discretionary Trust信託人身份、Li Ka-Shing Unity Trustcorp Limited以另一全權信託之信託人身份、李嘉誠先生及李澤鉅先生(總稱「主要股東」)各分別視為持有相同之829,599,612股。

倘若董事局全面行使按照購回授權建議行將授予之購回股份權力，則(倘若目前之控股權在其他情況下保持不變)長江基建在本公司之控股權將增至約為本公司已發行股本43.19%，以及被視為各主要股東之控股權亦將同樣增加。董事局認為此種增加將可能會引致香港公司收購及合併守則第二十六條第一項規定提出之強制收購。

公司進行之股份購買

本文件刊發日期前六個月，本公司並無購買本公司之任何股份(無論是否在聯交所進行)。

附錄一

以下為根據上市規則須送交股東之説明文件並構成公司條例第49BA條所規定之備忘錄。

股本

截至二零零五年三月十八日（即印備本文件之前最後實際可行日期）本公司已發行之股本為2,134,261,654股每股港幣一元之股份（「股份」）。

以股東週年大會日期之前不再發行股份為基準，購回授權之充分行使之相應結果將使本公司截至二零零六年股東週年大會日及此項授權遭撤銷或改變之日二者中較早之日期結束之期間購回之股份可達213,426,165股。

購回原因

董事局相信，向各股東尋求一項授權，使董事局能於市面上購回本公司股份乃符合本公司及各股東之最佳利益。此種購回、視當時市場情況及資金安排而定，可導致每一股份之資產淨值及／或收益增長。董事局正尋求一項購回股份授權，使本公司在適當情況下可靈活購回股份。在任何情況下將予購回之股份數目及購回股份之價格及其他條款，將於有關時間由董事局考慮當時之情形而定。

購回之資金

本公司祗可根據公司條例及本公司之組織章程大綱及細則規定以可合法用作有關用途之資金購回股份，預期任何購回所需之資金將來自本公司之可分派溢利。

倘於建議購回時期之任何時間內全面進行建議之股份購回，將可能對本公司之營運資金或舉債能力（與截至二零零四年十二月三十一日止年報所載經審核之綜合帳目所披露之狀況比較）有重大之不利影響。然而，董事局不擬建議如此行使購回授權，以致對董事局認為不時適合本公司之營運資金或舉債能力有重大之不利影響。

股份價格

本公司之股份於印備本文件之前十二個月每月及在二零零五年三月一日至二零零五年三月十八日（即印備本文件之前最後實際可行日期）期間在聯交所買賣之最高價及最低價如下：

	最高	最低
	港元	港元
二零零四年三月	34.70	32.10
二零零四年四月	34.80	33.40
二零零四年五月	34.50	29.95
二零零四年六月	34.50	32.10
二零零四年七月	33.70	32.00
二零零四年八月	34.90	33.10
二零零四年九月	35.60	34.20
二零零四年十月	35.10	33.90
二零零四年十一月	35.50	34.20
二零零四年十二月	35.80	34.70
二零零五年一月	35.60	34.10
二零零五年二月	35.70	34.30
二零零五年三月一日至二零零五年三月十八日	35.70	34.50

股份購回及股份發行之全權

於二零零四年五月十三日，董事局獲授予一項全權，以行使購回本公司股份。此項授權將於行將舉行之股東週年大會結束時失效，故擬尋求　閣下批准於股東週年大會上提呈一項普通決議案，授予董事局全權購回不超過佔本公司於通過此決議案之日已發行股本百分之十之股份(「購回授權」)。根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)訂定管制公司在聯交所購回其本身證券之有關規例之要求，本公司須向各股東送呈一份說明文件，載列合理地必需之資料，使各股東能根據資料決定是否投票贊成或反對批准本公司購回其本身股份之決議案。此說明文件載列於本文件**附錄一**中。

此外，行將於股東週年大會上提呈之普通決議案將(i)授予董事局一項全權，以發行及其他方式處置不超過在通過此項決議案當日公司已發行股本之百分之二十股份及(ii)批准在上述有關百分之二十股份之授權之上另加購回之股份(最高額為通過該決議案之日本公司已發行股本之百分之十)。

建議重選之董事

根據本公司章程細則第一百一十六條，將於股東週年大會上輪席告退之董事為麥理思先生、霍建寧先生、曹棨森先生、夏佳理先生、周胡慕芳女士、甄達安先生、甘慶林先生、Holger Kluge先生、李澤鉅先生及余立仁先生，但彼等願意膺選留任。按上市規則而須披露該等董事之資料載列於本文件**附錄二**。

股東週年大會

將於行將舉行之股東週年大會上提呈之各項決議案均詳列於年報內之股東週年大會通告。　閣下可於大會上要求以投票方式表決決議案之權利刊載於本文件**附錄三**。無論　閣下是否有意出席大會，敬請按照其上印備之指示填妥委派代表書，於大會指定召開時間前四十八小時交回本公司之註冊辦事處。董事局相信大會通告所載列之各項決議案符合本公司及其股東整體之最佳利益，因此推薦　閣下於大會上投票贊成該等決議案。

此致

各位股東　台照

主席
麥理思

二零零五年三月三十一日



香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(在香港註冊成立之有限公司)

(股份代號：006)

董事：
麥理思(主席)
霍建寧(副主席)
曹棨森(集團董事總經理)
夏佳理
周胡慕芳
甄達安
甘慶林
* Holger Kluge
李蘭意
李澤鉅
* 佘頌平
陸法蘭
* 黃頌顯
余立仁

註冊辦事處：
香港堅尼地道44號

* 獨立非執行董事

敬啓者：

授予全權發行新股份與
購回股份之建議、
及建議重選之董事

序言

本通函旨在向 閣下提供有關建議授予董事局全權發行新股份與購回股份、及建議重選即將輪席告退之董事之資料。此等決議案將於本公司於二零零五年五月十二日召開之股東週年大會上提呈。


hongkong
electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

（在香港註冊成立之有限公司）

（股份代號：006）

授予全權發行新股份與
購回股份之建議、
及建議重選之董事

二零零五年三月三十一日


hongkong
electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock code: 006)

Proxy Form for Annual General Meeting

I/We [(1)] ____________________

of ____________________

being the registered holder(s) of [(2)] ____________ shares of HK$1.00 each in Hongkong Electric Holdings Limited 香港電燈集團有限公司 hereby appoint [(3)] the Chairman of the Meeting or ____________________

of ____________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Thursday, 12th May 2005 at 12:00 noon and at every adjournment thereof on the undermentioned resolutions as indicated:

		For [(4)]	Against [(4)]
1.	To receive the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2004.		
2.	To declare a final dividend.		
3.	i. To elect Mr. George C. Magnus as a Director.		
	ii. To elect Mr. Canning Fok Kin-ning as a Director.		
	iii. To elect Mr. Tso Kai-sum as a Director.		
	iv. To elect Mr. Ronald J. Arculli as a Director.		
	v. To elect Mrs. Susan M.F. Chow as a Director.		
	vi. To elect Mr. Andrew Hunter as a Director.		
	vii. To elect Mr. Kam Hing-lam as a Director.		
	viii. To elect Mr. Holger Kluge as a Director.		
	ix. To elect Mr. Victor Li Tzar-kuoi as a Director.		
	x. To elect Mr. Ewan Yee Lup-yuen as a Director.		
4.	To re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.		
5.	To pass Resolution 5 of the AGM Notice — to give a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital of the Company.		
6.	To pass Resolution 6 of the AGM Notice – to give a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital of the Company.		
7.	To pass Resolution 7 of the AGM Notice – to add the number of shares repurchased to the general mandate given to the Directors to issue additional shares.		

Dated this ______ day of ______________ 2005.

Signature(s) [(5)] ____________________

Notes:

(1) Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

(2) Please insert the number of shares of HK$1.00 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

(3) If any proxy other than that named is preferred, strike out the name herein inserted and insert the name and address of the proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.

(4) **IMPORTANT:** If you wish to vote for a resolution in the Notice of Meeting please place a "tick" in the relevant box under "For". If you wish to vote against a resolution in the Notice of Meeting, please place a "tick" in the relevant box under "Against". In the event that neither the box under "For" nor that under "Against" is completed, the proxy will be entitled to vote at his discretion.

(5) This form of proxy must be signed by you or your attorney duly authorised in writing or in the case of a corporation, must be either under seal or under the hand of an officer or attorney duly authorised in that behalf.

(6) In order to be valid, this form, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be lodged at the registered office of the Company, 44 Kennedy Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

(7) In the case of joint holders of any share, any one of such persons may vote, either personally or by proxy in respect of such share, provided that if more than one of such joint holders be present at the Meeting personally or by proxy, the person whose name stands first in the register shall alone be entitled to vote in respect thereof.

(8) The proxy need not be a member of the Company but must attend the Meeting in person to represent you.


hongkong
electric

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

（在香港註冊成立之有限公司）

（股份代號：006）

股東週年大會委派代表書

本人／吾等[一] ______________________________

地址 ______________________________

乃Hongkong Electric Holdings Limited香港電燈集團有限公司每股面值港幣一元股份[二] ______________ 股

之註冊持有人，茲委任[三] 大會主席或（姓名／名稱）______________________________

地址 ______________________________

代表本人／吾等出席二零零五年五月十二日星期四中午十二時舉行之股東週年大會，並於會中或延會時代表投票議決下列議案。

		贊成[四]	反對[四]
一、	接納本公司截至二零零四年十二月三十一日止年度之年結及董事局與核數師報告書。		
二、	宣派末期股息。		
三、	i. 選舉麥理思先生為董事。		
	ii. 選舉霍建寧先生為董事。		
	iii. 選舉曹棨森先生為董事。		
	iv. 選舉夏佳理先生為董事。		
	v. 選舉周胡慕芳女士為董事。		
	vi. 選舉甄達安先生為董事。		
	vii. 選舉甘慶林先生為董事。		
	viii. 選舉Holger Kluge先生為董事。		
	ix. 選舉李澤鉅先生為董事。		
	x. 選舉余立仁先生為董事。		
四、	聘請畢馬威會計師事務所為本公司之核數師，並授權董事會釐定其酬金。		
五、	通過通告所載之第五項決議案 — 全面及無條件授權董事發行不超過本公司已發行股本百分之二十之新增股份。		
六、	通過通告所載之第六項決議案 — 全面及無條件授權董事購回不超過本公司已發行股本百分之十之股份。		
七、	通過通告所載之第七項決議案 — 董事可予以發行之新增股份之總面額可加上本公司購回之股份之總面額。		

日期：二零零五年__________月__________日

簽署[五]：______________________________

附註：

（一） 請用**正楷**填寫全名及地址。

（二） 請填上登記於　閣下名下之面值港幣一元股份數目。如未有填上股份數目，本委派代表書所指之股數乃被視為登記於　閣下名下所有股份。

（三） 如擬委任另一代表，請刪去已印備之代表名稱，並在空欄內填上　閣下將委派代表之姓名及地址，本委派代表書之每項更改，均須由簽署人簡簽示可。

（四） **注意：**　閣下如欲投票贊成大會通告所載某事項之決議案，請在「贊成」欄內以「✓」表示；如表示反對則請在「反對」欄內以「✓」表示反對。倘「贊成」及「反對」兩欄皆沒有填寫，則代表人有權自行投票。

（五） 本委派代表書必須由　閣下或　閣下之正式書面授權人簽署。如股東為一有限公司，則委派代表書必須蓋上印鑑，或由正式授權之職員或授權人簽署。

（六） 本委派代表書連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之副本，必須於股東週年大會舉行前四十八小時送達本公司註冊辦事處，地址香港堅尼地道四十四號，方為有效。

（七） 任何一位聯名股東均可根據所持之股份親身或委派代表投票。若多過一位聯名股東或其代表出席大會投票，則只有股東名冊上排名於首的一位有權投票。

（八） 代表人不必為本公司股東，惟須親身出席大會代表　閣下。